UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
Societal CDMO, Inc.
(Name of Subject Company)
Societal CDMO, Inc.
(Name of Persons Filing Statement)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
75629F109
(CUSIP Number of Class of Securities)
J. David Enloe, Jr.
Societal CDMO, Inc.
1 E. Uwchlan Ave, Suite 112,
Exton, Pennsylvania 19341
(770) 534-8239
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Rachael M. Bushey, Esq.
Jennifer L. Porter, Esq.
Laura U. Gulick, Esq.
Goodwin Procter LLP
One Commerce Square
2005 Market St., 32nd Floor
Philadelphia, PA 19103
(445) 207-7800
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

ITEM 1.   SUBJECT COMPANY INFORMATION
Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Societal CDMO, Inc., a Pennsylvania corporation (“SCTL”). The address of SCTL’s principal executive office is 1 E. Uwchlan Ave, Suite 112, Exton, Pennsylvania 19341, and its telephone number is (770) 534-8239.
Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is SCTL’s common stock, par value $0.01 per share (the “Shares”). As of the close of business on March 6, 2024, there were 105,690,922 Shares issued and outstanding. Also as of March 6, 2024, there were (1) 8,293,984 Shares issuable upon the exercise of outstanding stock options (which we refer to as “SCTL Options”); (2) 6,872,123 Shares underlying outstanding restricted stock units (which we refer to as “SCTL RSUs”); and (3) 6,677,588 Shares underlying outstanding warrants (which we refer to as “SCTL Warrants”).
ITEM 2.   IDENTITY AND BACKGROUND OF FILING PERSON
Name and Address
The name, business address and business telephone number of SCTL, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in “Item 1. Subject Company Information-Name and Address,” which information is incorporated herein by reference.
Tender Offer
This Schedule 14D-9 relates to a tender offer by Cane Merger Sub, Inc. (“Purchaser”), a Pennsylvania corporation and wholly owned subsidiary of CoreRx, Inc., a Florida corporation (“Parent”), to purchase all of the issued and outstanding Shares at a purchase price of $1.10 per Share (the “Offer Price”), in cash, subject to any applicable withholding of taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 11, 2024 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).
The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on March 11, 2024. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to SCTL’s shareholders together with this Schedule 14D-9.
The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 28, 2024 (as it may be amended or supplemented, the “Merger Agreement”), by and among SCTL, Purchaser and Parent, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into SCTL (the “Merger”), with SCTL continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent, without a meeting or vote of SCTL’s shareholders in accordance with Section 321(f) of the Pennsylvania Business Corporation Law of 1988 (the “PBCL”). Upon the closing of the Merger and at the effective time of filing of the statement of merger with the Pennsylvania Department of State (the “Effective Time”), each Share (other than Shares that (a) as of immediately prior to the Effective Time were held by SCTL (including Shares held in the treasury of SCTL), (b) owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or Purchaser as of immediately prior to the Effective Time, (c) validly tendered and irrevocably accepted for purchase pursuant to the Offer in accordance with the terms of the Merger Agreement and/or (d) held by a holder who is entitled to and properly demands appraisal rights under Subchapter D of Chapter 15 of the PBCL and, as of the Effective Time, has neither effectively withdrawn nor lost his, her or its rights to such appraisal and payment under the PBCL (the “Dissenting Shares”)) will be automatically converted into the right to receive the Offer Price, subject to any applicable withholding of taxes and without interest (the “Merger Consideration”).
Treatment of SCTL Equity Awards
As of the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof:
•
Each SCTL Option, whether vested or unvested, that has a per share exercise price that is less than the Offer Price (an “In-the-Money Option”) that is outstanding and unexercised immediately prior to the Effective Time will be cancelled and automatically converted into the right to receive, for each share of SCTL Common Stock underlying such In-the-Money Option, without interest and subject to deduction of any required withholding under applicable tax law, an amount in cash equal to the excess of the Offer Price over the per share exercise price of such In-the-Money Option;

•
Each SCTL Option that has a per share exercise price that is equal to or more than the Offer Price (an “Out-of-the-Money Option”) will be cancelled without any consideration payable therefor; and

•
Each SCTL RSU that is outstanding as of immediately prior to the Effective Time, whether vested or not, will be canceled and converted into the right to receive, for each SCTL RSU, cash in an amount equal to the Offer Price.

The treatment of equity awards under SCTL’s benefit plans, including stock options, is discussed further below in “Item 3. Past Contacts, Transactions, Negotiations and Agreements-Arrangements Between SCTL and its Executive Officers, Directors and Affiliates.” A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
Treatment of SCTL Warrants
As of the Effective Time:
•
By virtue of the Merger and without any further action on the part of the holders thereof, each SCTL Warrant that has a per Share exercise price that is less than the Merger Consideration (other than SCTL Pre-Funded Warrants (as defined below)) (each, an “In-the-Money Warrant”) that is outstanding and unexercised as of immediately prior to the Effective Time will be cancelled without any consideration payable (whether in the form of cash or otherwise) therefor, whether before or after the Effective Time;

•
By virtue of the Merger and without any further action on the part of the holders thereof, each SCTL Warrant that has a per Share exercise price that is equal to or more than the Merger Consideration (each, an “Out-of-the-Money Warrant”) that is then outstanding as of immediately prior to the Effective Time will be canceled without any consideration payable (whether in the form of cash or otherwise) therefor, whether before or after the Effective Time; and

Prior to the Effective Time, SCTL shall use commercially reasonable efforts to cause the holder(s) of each outstanding SCTL Warrant that is set forth on the confidential disclosure letter provided by SCTL to Parent and Purchaser in connection with the signing of the Merger Agreement (a “SCTL Pre-Funded Warrant”) to execute warrant cancellation agreements pursuant to which each such SCTL Pre-Funded Warrant will be cancelled immediately prior to and contingent upon the closing of the Merger and converted into the right to receive cash in an amount equal to the product of (i) the total number of Shares subject to such In-the-Money Warrant immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (1) the Merger Consideration minus (2) the exercise price payable per Share under such In-the-Money Warrant, which amount shall be paid in accordance with the terms of the Merger Agreement (the “Warrant Consideration”).
The obligation of Purchaser to purchase the Shares validly tendered in the Offer and not properly withdrawn pursuant to the Offer is subject to the satisfaction or waiver of a number of conditions set forth in Annex I to the Merger Agreement, including (i) that the number of Shares (1) “purchased” (as such term is defined in Section 321(f) of the PBCL) by Parent or Purchaser in accordance with the Offer, (2) otherwise owned by Parent or Purchaser or by any parent of Parent or Purchaser or any wholly owned subsidiary of any of the foregoing, or (3) subject to an agreement that they are to be transferred, contributed or delivered to Purchaser, any parent of Purchaser or any wholly owned subsidiary of any of the foregoing in exchange for shares or interests in Parent or Purchaser or such parent or subsidiary, collectively represent at least one (1) Share more than 50% of the then issued and outstanding Shares as of immediately after the consummation of the Offer (the “Minimum Condition”); and (ii) those other conditions set forth in Annex I to the Merger Agreement and further summarized in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”).
The Offer will initially expire at one (1) minute following 11:59 p.m., Eastern Time on April 5, 2024 (the “Expiration Date”). The expiration date may be extended under the following circumstances: (i) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived (to the extent permitted under the Merger Agreement), Purchaser will, and Parent will cause Purchaser to, extend the Offer on one or more occasions (in consecutive increments), for an additional period of up to 10 business days per extension (or such longer period as may be requested by SCTL), to permit such Offer Condition to be satisfied; and (ii) Purchaser will (and Parent will cause Purchaser to) extend the Offer from time to time for any period required by any law, any interpretation or position of the SEC, the staff thereof or the Nasdaq Capital Markets (the “Nasdaq”) applicable to the Offer; provided, however, that in no event will Purchaser (1) be required to extend the Offer beyond the earlier to occur of (the “Extension Deadline”): (x) the valid termination of Merger Agreement in accordance with its terms and (y) the first (1st) business day immediately following August 28, 2024 (the “End Date”) or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of SCTL.
As set forth in the Schedule TO, the address of the principal executive office of Parent is 14205 Myerlake Circle, Clearwater, Florida 33760 and its telephone number is (727) 259-6950. The address of the principal executive office of Purchaser is located at c/o QHP Capital, L.P., 4509 Creedmoor Road, Suite 403, Raleigh, North Carolina 27612 and its telephone number is (919) 261-5250.
ITEM 3.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of SCTL, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between SCTL or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent, Purchaser, or their respective executive officers, directors or affiliates, on the other hand. The board of directors of SCTL (the “SCTL Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.
Arrangements with Parent and Purchaser and Their Affiliates
Merger Agreement
On February 28, 2024, SCTL, Purchaser and Parent entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase, and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.
The Merger Agreement governs the contractual rights among Parent, Purchaser and SCTL in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide SCTL’s shareholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by SCTL to Parent and Purchaser and representations and warranties made by Parent and Purchaser to SCTL. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Parent, Purchaser and SCTL in SCTL’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure letter provided by SCTL to Parent and Purchaser in connection with the signing of the Merger

Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Parent, Purchaser and SCTL, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Parent, Purchaser and SCTL. SCTL’s shareholders are not third-party beneficiaries of the Merger Agreement, except with respect to their right to receive the Offer Price, subject to any applicable withholding of taxes, following the time Purchaser accepts for payment of Shares tendered and not validly withdrawn pursuant to the Offer (the “Offer Acceptance Time”) or to receive the Merger Consideration at and after the Effective Time, and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Parent, Purchaser and SCTL or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the public disclosures of SCTL.
The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.
Tender and Support Agreements
On February 28, 2024, in connection with the execution of the Merger Agreement, certain directors, executive officers and certain of their affiliates and certain other shareholders of SCTL, including First Light Asset Management, LLC (the “Supporting Shareholders”), entered into Tender and Support Agreements with Parent and Purchaser (the “Support Agreements”). As of February 28, 2024, the Supporting Shareholders collectively beneficially owned shares representing approximately 25.5% of the outstanding Shares.
Under the terms of the Support Agreements, each Supporting Shareholder has agreed to validly and irrevocably tender in the Offer all of such Supporting Shareholders’ Shares. Each Supporting Shareholder has also agreed to vote all such Shares against (a) any action or agreement that would reasonably be expected to (i) result in a breach of any covenant, representation or warranty or any other obligation or agreement of SCTL contained in the Merger Agreement, or of such Supporting Shareholder contained in such Supporting Shareholder’s Support Agreement, or (ii) result in any of the conditions set forth in Article 8 or Annex I of the Merger Agreement not being satisfied on or before the End Date; (b) any change in the SCTL Board that is not recommended or approved by the SCTL Board; and (c) any Acquisition Proposal (as such term is defined in the Merger Agreement) or any other action, agreement or transaction involving SCTL that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone or prevent the consummation of the Offer or the Merger.
The Support Agreements also contain customary restrictions on transfer of Shares held by each of the Supporting Shareholders, subject to certain exceptions.
The foregoing summary and description of the material terms of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Support Agreement, a copy of which is included as Exhibit A to the Merger Agreement filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.
Confidentiality Agreement
QHP Capital, L.P., a Delaware limited partnership and affiliate of Parent (“QHP”), and SCTL entered into a Mutual Non-Disclosure and Confidentiality Agreement, dated as of October 27, 2023, as amended on February 28, 2024 (the “Confidentiality Agreement”), in connection with a possible negotiated business transaction between the parties or their respective affiliates. Under the terms of the Confidentiality Agreement,

QHP agreed, subject to certain exceptions, to keep confidential certain confidential and non-public information relating to SCTL for a period lasting two (2) years from the date of the Confidentiality Agreement. QHP also agreed to abide by a standstill provision for a period of twelve (12) months, which standstill restrictions may be waived by SCTL or terminated under certain circumstances. Simultaneously with the execution of the Merger Agreement, the Confidentiality Agreement was amended to clarify that the standstill obligations do not apply to the transactions contemplated by the Merger Agreement. For further discussion, see “Item 4. The Solicitation or Recommendation-Background of the Offer and the Merger.”
The foregoing summary and description of the material terms of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.
Arrangements Between SCTL and its Executive Officers, Directors and Affiliates
Certain SCTL executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”) that are different from, or in addition to, the interests of shareholders generally. The SCTL Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in “Item 4. The Solicitation or Recommendation-Recommendation of the SCTL Board” and “Item 4. The Solicitation or Recommendation-Reasons for the Recommendation.”
For further information with respect to the arrangements between SCTL and its named executive officers, see the information included under “Item 8. Additional Information-Golden Parachute Compensation.”
SCTL’s executive officers are J. David Enloe, Jr., the President and Chief Executive Officer, and Ryan D. Lake, the Chief Financial Officer.
Effect of the Transactions on SCTL Equity Awards
Consideration for SCTL Options and SCTL RSUs in the Merger
As of the Effective Time, and as permitted by the terms of the 2018 Amended and Restated Equity Incentive Plan (as amended from time to time, the “2018 Plan”), by virtue of the Merger and without any action on the part of any holder thereof:
•
Each In-the-Money Option that is outstanding and unexercised immediately prior to the Effective Time will be cancelled and automatically converted into the right to receive, for each share of SCTL Common Stock underlying such In-the-Money Option, without interest and subject to deduction of any required withholding under applicable tax law, an amount in cash equal to the excess of the Offer Price over the per share exercise price of such In-the-Money Option;

•
Each Out-of-the-Money Option will be cancelled without any consideration payable therefor; and

•
Each SCTL RSU that is outstanding as of immediately prior to the Effective Time, whether vested or not, will be canceled and converted into the right to receive, for each SCTL RSU, cash in an amount equal to the Offer Price.

For an estimate of the amounts that would be payable to each of our executive officers and directors with respect to his or her outstanding equity awards, see the section entitled “— Effect of the Merger on In-the-Money Options and SCTL RSUs” below.
Effect of the Merger on In-the-Money Options and SCTL RSUs
SCTL Options & RSUs. The following table identifies, for each of SCTL’s executive officers and directors, (i) the number of Shares subject to his or her In-the-Money Options as of March 1, 2024, (ii) the number of Shares subject to his or her SCTL RSUs as of March 1, 2024 and (iii) the estimated Merger Consideration that will be paid in exchange for the cancellation of such In-the-Money Options and SCTL RSUs. The following table excludes any Out-of-the-Money Options and assumes that no SCTL Options will be exercised, and no SCTL RSUs will vest between March 1, 2024 and the closing of the Merger, and no awards will be forfeited, between the date of the Merger Agreement and the Effective Time. All dollar amounts have been rounded to the nearest whole dollar.
	Number of In- the-Money Options (#)	Number of SCTL RSUs (#)	Merger Consideration for In-the-Money Options and RSUs(1) ($)
Executive Officers:
J. David Enloe	—	1,865,246	$2,051,771
Ryan Lake	—	1,049,287	$1,154,216
Directors:
Matthew P. Arens	20,000	—	$9,800
William L. Ashton	145,411	73,620	$126,239
Elena Cant	27,229	73,620	$90,784
Winston Churchill	145,411	73,620	$126,239
James C. Miller	145,411	73,620	$126,239
Laura L. Parks, PhD	145,411	73,620	$126,239
Bryan M. Reasons	145,411	73,620	$126,239
Wayne B. Weisman	145,411	73,620	$126,239

(1)
To estimate the aggregate amount payable in respect of an individual’s In-the-Money Options, the aggregate number of Shares subject to In-the-Money Options was multiplied by the excess of the Merger Consideration over the per share exercise price of such In-the-Money Options. To estimate the aggregate amount payable in respect of an individual’s SCTL RSUs, the aggregate number of Shares subject to SCTL RSUs was multiplied by the Offer Price.

Effect of the Offer and the Merger on Outstanding Shares
If the executive officers and directors of SCTL tender Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other shareholders of SCTL. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions to the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same consideration on the same terms and conditions as the other shareholders of SCTL. As of March 1, 2024, excluding the Shares underlying SCTL Options (whether or not currently exercisable) and the Shares subject to unvested SCTL RSUs, the executive officers and directors of SCTL beneficially own 25,576,465 Shares.
The following table sets forth the number of Shares beneficially owned as of March 1, 2024 by each of SCTL’s executive officers and directors (excluding Shares underlying SCTL Options (whether or not currently exercisable) and the Shares subject to unvested SCTL RSUs) and the approximate aggregate Merger Consideration that would be payable for such Shares pursuant to the Offer or the Merger (i.e., $1.10 per Share, which represents the Merger Consideration), respectively.

	Number of Shares Owned (#)	Merger Consideration for Shares Owned ($)
Executive Officers:
J. David Enloe	801,597	$881,757
Ryan Lake	522,699	$574,969
Directors:
Matthew P. Arens(1)	20,311,396	$22,342,536
William L. Ashton	190,002	$209,002
Elena Cant	30,000	$33,000
Winston Churchill(2)	3,026,937	$3,329,631
James C. Miller	153,923	$169,315
Laura L. Parks, PhD	87,500	$96,250
Bryan M. Reasons	217,429	$239,172
Wayne B. Weisman(3)	3,033,937	$3,337,331

(1)
Includes 19,676,396 Shares beneficially held for the benefit of private investment vehicles for which First Light Asset Management, LLC (“First Light”) serves as investment adviser. Mr. Arens is the Managing Member, CEO and Senior Portfolio Manager of First Light. As a result, Mr. Arens has shared voting and investment power with respect to the Shares that are held beneficially by First Light.

(2)
Includes 2,097,938 Shares beneficially held by SCP Vitalife Partners II, L.P., or SCP Vitalife Partners, and 701,017 Shares beneficially held by SCP Vitalife Partners (Israel) II, L.P., or SCP Vitalife Israel. Mr. Churchill is a director of the corporate general partner of the common general partner of SCP Vitalife Partners and SCP Vitalife Israel. As a result, Mr. Churchill has shared voting and investment power with respect to the Shares that are held beneficially by SCP Vitalife Partners and SCP Vitalife Israel.

(3)
Includes 2,097,938 Shares beneficially held by SCP Vitalife Partners and 701,017 Shares beneficially held by SCP Vitalife Israel. Mr. Weisman is a director of the corporate general partner of the common general partner of SCP Vitalife Partners and SCP Vitalife Israel. As a result, Mr. Weisman has shared voting and investment power with respect to the Shares that are held beneficially by SCP Vitalife Partners and SCP Vitalife Israel.

Arrangements with SCTL’s Executive Officers
SCTL is party to preexisting employment agreements with each of its executive officers.
Pursuant to the Employment Agreements, if SCTL terminates the executive’s employment without cause or such executive officer resigns for the specified reasons below within 12 months of a change of control, such executive officer will generally be entitled to receive:
•
any accrued but unused vacation and paid time off and any earned but unpaid bonus in respect of the prior year;

•
continuation of such named executive officer’s base salary and health insurance benefits (including for eligible dependents), at active employee rates, for a period of 18 months following the date of termination, with respect to Mr. Enloe, and for a period of 12 months following the date of termination, with respect to Mr. Lake;

•
a pro-rata annual bonus in respect of the fiscal year in which the effective date of termination occurs, to the extent such bonus is earned based on the applicable criteria, paid at the same time it would have otherwise been paid absent the named executive officer’s termination of employment; and

•
outplacement services for a period of 18 months following the date of termination with respect to Mr. Enloe, and 12 months following the date of termination with respect to Mr. Lake, which, in each case, shall not exceed $25,000.

For purposes of the executive officers’ employment agreements, the executives may terminate their employment hereunder at any time during the 12 months following a Change of Control, if during such 12‑month period SCTL and/or its successor (a) materially and adversely changes the status, responsibilities or perquisites of the executive in his capacity as an employee of SCTL (but, for avoidance of doubt, not including any change in his status, responsibilities or perquisites as a member of the board) and such change is not cured within 30 days following written notice by the executive to SCTL, (b) reduces the executive’s base salary or the amount of the target bonus opportunity (other than an across the board decrease in base salary in which the percentage decrease in base salary is not greater than the smallest percentage decrease of any other senior executive officer), or (c) requires the executive to be principally based at any office or location more than fifty miles from the executive’s principal office immediately prior to the Change of Control; provided, however, that the executive shall not be entitled to resign unless the executive notifies SCTL in writing of the circumstances within 30 days after he or she first has notice of such circumstances, SCTL fails to cure such circumstances within 30 days after receipt of such notice, and the Executives resigns his or her employment not later than 10 days after the end of such cure period.
The estimated value of the severance payments and benefits for each of SCTL’s named executive officers is set forth in the table entitled “— Golden Parachute Compensation” in Item 8.
Future Arrangements
It is possible that SCTL employees, including the executive officers, will enter into new compensation arrangements with Parent and/or its affiliates. Such arrangements may include agreements regarding future terms of employment and/or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Parent and/or its affiliates have been established.
Rule 14d-10(d) Matters
Pursuant to the Merger Agreement, prior to the acceptance of the Shares in the Offer, the Compensation Committee of the SCTL Board (the “Compensation Committee”) will cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of SCTL to be approved by the Compensation Committee (comprised solely of “independent directors”) in accordance with the requirements of Rule 14d-10(d)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.
Section 16 Matters
Prior to the Effective Time, SCTL and the SCTL Board will take all such steps as may reasonably be necessary to cause the Transactions, including any dispositions of Shares (including any SCTL Options or SCTL RSUs) by each person who is or will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to SCTL, to be exempt under Rule 16b-3 under the Exchange Act.
ITEM 4.   THE SOLICITATION OR RECOMMENDATION
Recommendation of the SCTL Board
At a meeting of the SCTL Board held on February 25, 2024, the SCTL Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interest of SCTL and its shareholders, (ii) authorized and approved the execution, delivery and performance by SCTL of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved that the Merger will be effected under Section 321(f) of the PBCL, and (iv) resolved to recommend that the shareholders of SCTL accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Accordingly, and for other reasons described in more detail below, the SCTL Board unanimously recommends that SCTL’s shareholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
On February 28, 2024, SCTL issued a press release announcing the Offer. The press release issued by SCTL is included as Exhibit (a)(5)(B) hereto, and is incorporated herein by reference.
Background of the Offer and the Merger
The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The chronology does not purport to catalogue every conversation among the SCTL Board or committees thereof or the representatives of SCTL and other parties. For a review of Parent’s additional key activities that led to the signing of the Merger Agreement, please refer to Parent’s Schedule TO and the Offer to Purchase.
The SCTL Board, together with SCTL’s management team, regularly reviews and evaluates business opportunities and potential transactions intended to protect and enhance the value of its business and enhance shareholder value. SCTL considers its strategic options in light of the totality of the circumstances, including current and anticipated business, customer, product and industry trends, regulatory conditions, future growth prospects, the current and expected financing environment and overall strategic direction of its business, in each case, with the goal of maximizing value for its shareholders. These reviews have included SCTL’s sale and purchase agreement for the sale of land adjacent to its Gainesville, Georgia manufacturing campus, its sales-leaseback transaction for the Gainesville, Georgia manufacturing campus, as well as periodic consideration of potential strategic transactions, including potential strategic partnerships, investments in research and development, entry into new market segments and lines of business, acquisition opportunities and consideration of potential strategic combinations.
In particular, in arriving at the transactions contemplated by the Merger Agreement, SCTL followed a careful process assisted by experienced outside financial and legal advisors to rigorously examine potential transactions and transaction candidates and conducted a thorough evaluation of prospective strategic partners and strategic alternatives. The terms of the Merger Agreement are the result of extensive arm’s-length negotiations among members of the management teams of SCTL and Parent along with their respective advisors and under the guidance and direction of each of the SCTL Board and the board of directors of Parent, respectively.
Throughout the second half of 2022 and during 2023, the SCTL Board regularly held meetings at which members of senior management were present and discussed the strategic, financial and operational challenges of operating SCTL’s business in the then-current environment, including the macro-economic, industry and market conditions negatively impacting contract development and manufacturing organizations (“CDMOs”) such as SCTL. The SCTL Board discussed the risks and uncertainties associated with SCTL’s cash requirements and ability to comply with the financial and operational covenants under its debt financing agreements, as well as the challenges associated with difficult financing markets and ability to demonstrate meaningful EBITDA improvement in light of a market-wide slowdown in clinical development activities resulting from reduced cash funding and other liquidity resources.
In August 2022, a private equity healthcare investment firm referred to herein as “Party A” approached SCTL to express interest in a potential strategic transaction involving the acquisition of SCTL by Party A. SCTL and Party A entered into a confidentiality agreement on August 9, 2022, which agreement contained a standstill obligation. Over the course of the month, Party A engaged in due diligence activities and participated in discussions with management concerning SCTL’s business and operations.
On August 30, 2022, Party A submitted a non-binding indication of interest to acquire SCTL for $1.70 per Share. The closing price per Share on Nasdaq on that date was $1.15. Following discussion among the

SCTL Board and members of SCTL senior management, SCTL notified Party A that its proposal was not sufficiently compelling at the proposed offer price as compared to other near-term strategic alternatives being pursued by SCTL.
Over the course of the next several months, SCTL continued discussions and negotiations with respect to other near-term strategic transactions that were expected to meaningfully improve SCTL’s operating position, including the sale and purchase agreement for the sale of land adjacent to its Gainesville, Georgia manufacturing campus, the sales-leaseback transaction for the Gainesville, Georgia manufacturing campus, the refinancing of its existing credit facilities and its December 2022 underwritten offering for additional shares of SCTL common stock.
On May 10, 2023, SCTL publicly announced its financial results for the three months ended March 31, 2023. The closing price per Share on Nasdaq on that date was $0.69.
On May 23, 2023, SCTL received a deficiency letter from the Listing Qualifications Department of the Nasdaq Stock Market LLC notifying SCTL that, for the last 30 consecutive business days, the closing bid price for SCTL’s common stock has been below the minimum $1.00 per Share required for continued listing on The Nasdaq Global Market.
On June 6, 2023, Party A resubmitted a non-binding indication of interest to acquire SCTL at $1.70 per Share. Over the course of the subsequent weeks, SCTL shared additional due diligence materials with Party A and engaged in follow-up discussions concerning SCTL’s business and operations.
In July 2023, Party A notified SCTL via telephone conference that in light of certain updated financial information provided by SCTL during the course of Party A’s due diligence activities, including updated assumptions concerning the market share with respect to the production of Verapamil and in light of SCTL’s recent financing activities, it would not be able to proceed with a transaction on the basis of the $1.70 per Share initially proposed and that any potential transaction would be on the basis of a valuation of not more than $1.10 per Share.
On August 14, 2023, SCTL publicly announced its financial results for the three and six months ended June 30, 2023. The closing price per Share on Nasdaq on that date was $0.74.
On August 23, 2023, the SCTL Board held a meeting at which it approved the establishment of a restructuring committee of the SCTL Board (the “Restructuring Committee”) intended to address headwinds impacting SCTL’s business and make recommendations concerning strategic and operational alternatives to improve SCTL’s outlook through 2025. The Restructuring Committee met regularly throughout the third and fourth quarters of 2023 and into the first quarter of 2024.
On September 8, 2023, representatives of the Restructuring Committee contacted representatives of Raymond James & Associates, Inc. (“Raymond James”) to discuss the overall CDMO landscape, sector trends, and potential strategic alternatives involving SCTL.
On September 20, 2023, based upon the recommendations of the Restructuring Committee and with the approval of the SCTL Board, SCTL announced a strategic restructuring plan and a corresponding reduction in workforce, aimed at reducing costs as well as streamlining and optimizing SCTL’s operations. Also on September 20, 2023, representatives of SCTL provided representatives of Raymond James with access to additional information concerning SCTL and its operations to help inform its review of strategic alternatives for SCTL.
On September 27, 2023, the SCTL Board held a meeting at which members of management and representatives of each of Raymond James and Goodwin Procter LLP (“Goodwin”), legal counsel to SCTL, were present by invitation. Representatives of Raymond James discussed with the SCTL Board an overview of Raymond James’s qualifications as well as their perspectives on the market outlook of the CDMO industry and certain potential strategic alternatives that may be available to SCTL. Later that week, at the direction of the SCTL Board and following discussions among SCTL management and a number of other candidates concerning a potential engagement for financial advisory services, representatives of SCTL informed representatives of Raymond James of its desire to proceed with engaging Raymond James to represent SCTL as its financial advisor in connection with a review of strategic alternatives for SCTL, including a potential sale of SCTL’s San Diego, CA facility (the “San Diego Facility”). SCTL engaged Raymond James on October 19, 2023, following negotiations between SCTL and Raymond James regarding the terms of its engagement with respect to potential transactions involving the San Diego Facility or SCTL. At the direction of the SCTL Board, members of SCTL senior management directed representatives of Raymond James to, in the following weeks, begin conducting outreach to various sources including other companies in the industry to gauge interest and willingness to engage with SCTL in strategic opportunities for the sale of the San Diego Facility.
During the week of October 23, 2023, while attending the Convention on Pharmaceutical Ingredients (CPhI) annual European conference in Barcelona, Spain, representatives of Raymond James and members of SCTL management met with certain parties potentially interested in an acquisition of the San Diego Facility. As a part of these discussions, representatives of Raymond James introduced David Enloe, SCTL’s Chief Executive Officer, to Ashton Poole, a partner at QHP, and Jeffrey Edwards, a partner at QHP and a current board member of Parent. During this initial meeting, the parties discussed the CDMO market landscape. Following this initial interaction, on October 27, 2023, QHP entered into a confidentiality agreement with SCTL, which agreement contained a standstill obligation.
During the month of November, in connection with an evaluation of potential strategic alternatives for SCTL’s San Diego Facility, representatives of Raymond James assisted management of SCTL in preparing confidential materials and conducted outreach to 101 potentially interested parties including private equity groups, strategic buyers, and private equity-backed strategic buyers, 39 of which entered into confidentiality agreements with SCTL, which agreements each contained a standstill obligation. During this period, representatives of Raymond James and members of SCTL management held meetings with various parties interested in a potential acquisition of the San Diego Facility, 28 of which expressed interest in a potential transaction involving the acquisition of SCTL, including Party A.
On November 8, 2023, SCTL publicly announced its financial results for the three and nine months ended September 30, 2023. The closing price per Share on Nasdaq on that date was $0.35.
On November 13, 2023, the SCTL Board held a regularly scheduled meeting at which members of SCTL senior management and representatives of each of Goodwin and Raymond James were present by invitation. Among other topics, members of SCTL senior management provided the SCTL Board with an update concerning the process being conducted by representatives of Raymond James for strategic alternatives for the San Diego Facility as well as the feedback from parties potentially interested in an acquisition of SCTL. The SCTL Board thereafter directed representatives of Raymond James to continue evaluating interest from third parties in a potential strategic transaction to acquire SCTL in order to enable the SCTL Board to better understand potential alternatives available to it.
Over the course of the week of November 13, 2023, members of SCTL senior management held meetings with various additional parties interested in a potential transaction involving either the San Diego Facility or SCTL. On November 17, 2023, Mr. Edwards and other representatives of Parent met with Mr. Enloe, Ryan Lake, SCTL’s Chief Financial Officer, Scott Rizzo, SCTL’s Chief Operating Officer, and Richard Sidwell, Ph.D., SCTL’s Chief Strategy Officer, in Atlanta, Georgia. During this meeting, the parties discussed, among other topics, whether there was a strategic and cultural fit between Parent and SCTL. However, the financial terms of a potential transaction were not discussed during this meeting.
On November 20, 2023, representatives of Parent requested certain preliminary due diligence materials from SCTL to better inform its view on a potential transaction with SCTL.
On December 1, 2023, the SCTL Board held a virtual meeting at which members of senior management as well as representatives of each of Goodwin and Raymond James were present by invitation. Representatives of Raymond James provided a further update on the status of the strategic process being conducted for the San Diego Facility and the continued expressions of interest from participants in the process in pursuing a potential transaction to acquire SCTL. The SCTL Board directed representatives of Raymond James to initiate outreach to additional parties who may be interested in pursuing a potential strategic transaction with SCTL.
Beginning in December 2023, representatives of Raymond James, on behalf of SCTL, initiated outreach to 113 potential transaction partners, including an additional 87 parties who had not been contacted with regard to their interest in SCTL’s San Diego Facility, to gauge level of interest in a potential strategic transaction for the acquisition of SCTL. In the following weeks, SCTL entered into confidentiality agreements, each of which contained a customary standstill obligation, and provided confidential information concerning SCTL and its business and operations to 87 additional parties.
Throughout December 2023 and January 2024, representatives of Raymond James met regularly with the SCTL Board and members of SCTL senior management to provide updates on the status of its ongoing outreach activities. During this time, representatives of several potential counterparties, including Parent, continued conducting due diligence activities and engaged in discussions with representatives of Raymond James and members of SCTL senior management concerning SCTL’s business and operations.
On December 17, 2023, representatives of Parent visited SCTL’s San Diego Facility and met with Mr. Enloe, Erica Raether, SCTL’s Chief People Officer, and Tim Bourque, SCTL’s Vice President of Operations & Site Head.
On December 27, 2023, at the request of representatives of Parent, representatives of Parent and certain members of the SCTL Board met virtually to discuss its potential interest in a transaction with SCTL and to provide information concerning the investment strategy and thesis of QHP and its portfolio companies, including Parent. Representatives of Raymond James were also present at the meeting. No financial or transaction terms were discussed at this meeting.
On December 31, 2023, Mr. Enloe provided the SCTL Board with an update on the status of its strategic review, including a potential strategic transaction involving the sale of the San Diego Facility. Mr. Enloe also distributed certain financial projections to be utilized in connection with SCTL’s ongoing strategic review activities.
On January 2, 2024, Parent submitted a non-binding indication of interest to acquire SCTL at a price range of $1.00 — $1.20 per Share and assuming that existing SCTL shareholders representing 25-45% of the outstanding Shares reinvest their Shares in Parent pursuant to a “rollover” transaction (the “Initial Proposal”). The Initial Proposal was subject to SCTL entering into an exclusivity agreement requiring SCTL to negotiate exclusively with Parent for a period of not less than 45 days. The closing price per Share of SCTL common stock on Nasdaq on that day was $0.41.
On January 4, 2024, the SCTL Board held a virtual meeting, at which members of SCTL senior management and representatives of Goodwin were present by invitation, to discuss the Initial Proposal and evaluate potential responses. The SCTL Board discussed strategies for increasing the value and certainty of the Initial Proposal and considerations for securing support for the transaction from SCTL shareholders, as well as the likelihood that third parties other than Parent would be interested in, and capable of, acquiring SCTL on more favorable terms than the Initial Proposal. Following discussion, the SCTL Board determined that the Initial Proposal was not substantial or certain enough to support granting exclusivity at the current time.
Also on January 4, 2024, representatives of SCTL received an unsolicited, non-binding indication of interest from a privately held CDMO referred to herein as “Party B” to acquire SCTL at a per-share price of $0.42. Party B’s indication of interest was based solely on publicly available information of SCTL and Party B had not yet entered into a confidentiality agreement with SCTL. The closing price per Share of SCTL common stock on Nasdaq on that day was $0.36.
On January 5, 2024, at the direction of the SCTL Board, representatives of Raymond James communicated to representatives of Parent that the SCTL Board was not prepared to enter exclusivity at that time but encouraged Parent to continue evaluating the proposed transaction in order to put forth a revised proposal. Representatives of Raymond James also communicated, at the direction of the SCTL Board, that any transaction requiring a substantial rollover presented significant complexities for the SCTL Board and that further extensive detail about Parent’s operations and financials would be needed to support entering into exclusivity for a transaction requiring a substantial rollover component. Representatives of Parent communicated to representatives of Raymond James that Parent was also considering alternative acquisition targets and would require an exclusivity commitment in order to continue pursuing a potential transaction with SCTL. Also on January 5, 2024, representatives of Raymond James informed representatives of Party B that Party B’s initial proposal was not financially compelling at the current price but encouraged Party B to enter into a confidentiality agreement with SCTL in order to receive confidential materials in an effort to improve Party B’s proposal.
On January 7, 2024, Mr. Edwards, Mr. Poole and other representatives from Parent met with Mr. Enloe in San Francisco, California to discuss potential growth opportunities related to a combined company.
During the week of January 8, 2024, representatives of Raymond James and members of SCTL’s senior management attended the J.P. Morgan Annual Healthcare Conference in San Francisco, California, during which they attended meetings with several potentially interested parties to discuss potential interest in acquiring SCTL, including with Party A, Party B and Parent. No price or deal terms were discussed at these meetings.
On January 11, 2024, representatives of Parent submitted a revised non-binding indication of interest to acquire SCTL at a price of $1.20 per Share (the “January 11 Proposal”). The January 11 Proposal eliminated the requirement that SCTL shareholders participate in a rollover transaction and was subject to SCTL entering into an exclusivity agreement requiring SCTL to negotiate exclusively with Parent for a period of not less than thirty days. The closing price per Share of SCTL common stock on Nasdaq on that day was $0.36.
Later that day, the SCTL Board held a virtual meeting at which members of SCTL senior management and representatives of each of Goodwin and Raymond James were present by invitation. Representatives of Raymond James and SCTL senior management led the SCTL Board in a discussion of the January 11 Proposal as well as an update on the status of conversations with other potentially interested parties over the course of the preceding week. During the course of such discussion, representatives of Raymond James discussed certain market- and valuation-related matters to aid the SCTL Board in its assessment of the potential transaction with Parent. Following discussion, the SCTL Board directed representatives of Raymond James to seek clarification on certain terms of the January 11 Proposal from Parent, including regarding the expected timing of any such transaction. The SCTL Board also determined not to enter into an exclusivity agreement with Parent at that time and directed representatives of Raymond James to continue to seek feedback and non-binding proposals from other interested parties who would potentially be able to submit a meaningful and actionable acquisition proposal on a timely basis.
On January 12, 2024, at the direction of the SCTL Board, Raymond James provided Parent with an updated capitalization table that included additional shares outstanding.
Between January 12 and January 16, 2024, representatives of Raymond James held discussions with representatives of Party A, Party B and other potentially interested parties and requested, at the SCTL Board’s direction, that they consider submitting a proposal for a potential transaction with SCTL.
On January 15, 2024, Party A submitted a non-binding indication of interest to acquire SCTL at a price range of $0.60 — $0.70 per Share. The closing price per Share of SCTL common stock on Nasdaq on that day was $0.34.
Also on January 15, 2024, the SCTL Board held a meeting at which members of SCTL senior management and representatives of each of Goodwin and Raymond James were present by invitation. Representatives of Raymond James provided an overview of feedback from Party A and Party B, as well as other potentially interested parties who, in the days since the January 11 meeting of the SCTL Board, had indicated they either would not be submitting or were unlikely to submit a proposal to acquire SCTL. The SCTL Board then engaged in discussions concerning the terms of the January 11 Proposal and the conditions under which the SCTL Board would consider entering into exclusivity with Parent. Following discussion, the SCTL Board directed representatives of Raymond James to provide feedback to Party A that it would need to meaningfully increase its offer to be at or above its previously proposed terms in July 2023 in order to be competitive, as well as prepare for a discussion with Parent regarding the terms on which SCTL would potentially be willing to enter into exclusivity, subject to confirmation of certain of Parent’s assumptions around the price set forth in the January 11 Proposal and SCTL’s capitalization numbers.
On January 16, 2024, representatives of J.P. Morgan, financial advisor to Party B, submitted an updated proposal for an acquisition of SCTL in which it reconfirmed its previous proposal of $0.42 per

Share. The closing price per Share of SCTL common stock on Nasdaq on that day was $0.34. Also on January 16, 2024, representatives of Raymond James and representatives of Parent held a telephonic discussion during which they reviewed, among other things, the assumptions on which the terms of the January 11 Proposal were based and the terms upon which the SCTL Board would potentially consider entering into exclusivity with Parent.
On January 17, 2024, representatives of Party A contacted representatives of Raymond James and indicated that Party A would not be submitting an improved revised proposal to acquire SCTL.
On January 18, 2024, Parent submitted a revised proposal to acquire SCTL in response to the feedback provided to it by representatives of Raymond James at the direction of the SCTL Board (the “January 18 Proposal”). The January 18 Proposal included a revised price of $1.10 per Share, taking into account additional diligence completed by Parent over the course of the preceding week, including revised assumptions concerning SCTL’s capitalization and the impact of estimated transaction expenses. The January 18 Proposal also reiterated the request for at least 45 days of exclusivity, as well as a request that SCTL reimburse Parent for its transaction expenses incurred in connection with the evaluation and negotiation of a potential transaction if the parties do not enter into a definitive agreement during the exclusivity period.
Also on January 18, 2024, the SCTL Board held a virtual meeting at which members of SCTL senior management and representatives of each of Raymond James and Goodwin were present by invitation. The SCTL Board discussed the terms of the January 18 Proposal relative to the feedback received to date from other potentially interested parties, including the significantly less compelling terms of the proposals submitted by Party A and Party B, as well as the feedback provided by Parent that in light of alternative acquisition opportunities it would be required to forego in order to pursue a transaction with SCTL, Parent would require an exclusivity commitment and an expedited timeline to signing. Following discussion, the SCTL Board authorized Goodwin to negotiate the terms of an exclusivity agreement with Parent based on the terms of the January 18 Proposal.
On January 19, 2024, following discussion and negotiation between Parent, on the one hand, and representatives of Raymond James and members of SCTL senior management, on the other hand, Parent and SCTL entered into an exclusivity agreement (the “Exclusivity Agreement”) providing for an initial 30-day exclusivity period, subject to an extension for an additional 10 days following Parent’s written confirmation of the terms set forth in the January 18 Proposal (the “Exclusivity Period”). The Exclusivity Agreement did not contain any expense reimbursement provision.
On January 20, 2024, Parent received access to a full virtual data room, and over the course of the following weeks, management of each of Parent and SCTL discussed and exchanged additional due diligence information.
On January 22, 2024, representatives of Goodwin and representatives of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. (“Smith Anderson”), legal counsel to Parent, held an introductory telephonic meeting to discuss the anticipated timeline for the negotiation and execution of the definitive agreement.
On January 23, 2024, representatives of Goodwin, on behalf of SCTL, distributed to representatives of Smith Anderson a draft Merger Agreement that contemplated, among other things, (i) a two-step tender offer/merger structure that would be effected under Section 321(f) of the PBCL, (ii) a “no-shop” provision requiring SCTL to cease solicitation of alternative proposals following the execution of the Merger Agreement, (iii) the ability of SCTL to negotiate with counterparties in connection with a superior proposal and/or terminate the Merger Agreement to accept a superior proposal and (iv) a termination fee payable by SCTL in certain circumstances (“Company Termination Fee”) equal to 2.0% of the transaction equity value.
On January 26, 2024, the SCTL Board held a virtual meeting at which members of senior management and representatives of Goodwin were present by invitation. Among other things, the SCTL Board discussed the status of the ongoing diligence activities of Parent in connection with the proposed transaction. Also, on January 26, 2024, representatives from SCTL and representatives from Parent held a telephonic meeting to discuss SCTL’s commercial product portfolio as well as SCTL’s corporate functions.

On January 29, 2024, representatives of Parent participated in a site visit to SCTL’s facilities in Gainesville, Georgia for the purpose of evaluating the site’s operational processes, and on January 30, 2024, representatives of Parent participated in a site visit to SCTL’s San Diego Facility where they evaluated the site’s operational processes and assessed environmental compliance.
On February 2, 2024, representatives of Smith Anderson, on behalf of Parent, distributed to representatives of Goodwin, on behalf of SCTL, a markup of the proposed draft Merger Agreement reflecting, among other things, (i) a requirement that SCTL reimburse Parent for its transaction expenses if the Offer is terminated at the End Date (as defined in the Merger Agreement) due to failure to satisfy the Minimum Condition (the “Expense Reimbursement Obligation”); (ii) a requirement that SCTL pay the Company Termination Fee if Parent terminates the Merger Agreement in response to a material breach of any of SCTL’s representations, warranties or covenants in the Merger Agreement; and (iii) a Company Termination Fee equal to $5 million, or approximately 3.8% of transaction equity value. Representatives of Smith Anderson simultaneously distributed a draft of the Support Agreement to representatives of Goodwin.
From February 2, 2024 through February 7, 2024. representatives of Parent and representatives of SCTL held various diligence calls to discuss, among other topics, SCTL’s information technology systems, historical financial performance, key commercial products, taxes and cost accounting practices.
On February 8, 2024, representatives of Goodwin, on behalf of SCTL, distributed a revised draft of the Merger Agreement to representatives of Smith Anderson, on behalf of Parent, which draft reflected, among other things, (i) the deletion of the Expense Reimbursement Obligation; (ii) the removal of the requirement that SCTL is obligated to pay the Company Termination Fee if Parent terminates the Merger Agreement in response to a material breach of any of SCTL’s representations, warranties or covenants in the Merger Agreement; and (iii) a Company Termination Fee payable by SCTL equal to $3.75 million, or approximately 2.8% of transaction equity value.
On February 9, 2024, the SCTL Board held a virtual meeting at which members of senior management and representatives of Goodwin were present by invitation. Among other things, the SCTL Board discussed the status of the ongoing diligence activities of Parent in connection with the proposed transaction and the status of various transaction documents.
On February 12, 2024, representatives of Parent participated in a site visit to SCTL’s facilities in Gainesville, Georgia to view the facilities and meet the key executive leadership team. That evening, Mr. Enloe and representatives of Raymond James met with representatives of Parent to discuss its observations arising from the tour of the Gainesville, Georgia facilities.
On February 13, 2024, representatives of Smith Anderson, on behalf of Parent, distributed to representatives of Goodwin, on behalf of SCTL, a revised markup of the proposed draft Merger Agreement reflecting, among other things, the reinsertion of (i) the requirement that SCTL reimburse Parent for its transaction expenses if the Offer is not consummated by the End Date (as defined in the Merger Agreement) due to failure to satisfy the Minimum Condition; (ii) the requirement that SCTL pay the Company Termination Fee if Parent terminates the Merger Agreement in response to a material breach of any of SCTL’s representations, warranties or covenants in the Merger Agreement; and (iii) a Company Termination Fee equal to $5 million, or approximately 3.8% of transaction equity value.
On February 14, 2024, representatives of Goodwin and representatives of Smith Anderson held a videoconference during which they discussed, among other things, the key terms of the Merger Agreement and the progress of Parent’s confirmatory due diligence activities.
On February 15, 2024, Mr. Enloe and Ms. Raether visited Parent’s Clearwater facility to understand Parent’s operations and meet members of Parent’s management team.
On February 16, 2024, representatives of Parent communicated to representatives of Raymond James that, based on the progress of its confirmatory due diligence activities to date, it was prepared to reaffirm the valuation set forth in its January 18 Proposal of $1.10 per Share and that Parent intended to exercise its right to extend the Exclusivity Period for an additional 10 days pursuant to the terms of the Exclusivity Agreement in order to provide sufficient time to finalize legal documents and complete Parent’s confirmatory due diligence activities. Representatives of Parent provided written confirmation of such affirmation and intention to extend the Exclusivity Period as described above on February 18, 2024.
On February 16, 2024, representatives of SCTL and Parent held a telephonic meeting to discuss additional open legal items pertaining to SCTL. In addition, representatives of Goodwin, on behalf of SCTL, provided representatives of Smith Anderson, on behalf of Parent, with a revised draft of the Merger Agreement and a final form of the Support Agreement reflecting, among other things, (i) deletion of the Expense Reimbursement Obligation; (ii) deletion of the requirement that SCTL pay the Company Termination Fee if Parent terminates the Merger Agreement in response to a material breach of any of SCTL’s representations, warranties or covenants in the Merger Agreement; and (iii) a proposed Company Termination Fee equal to $4.5 million, or approximately 3.5% of transaction equity value.
On February 19, 2024, the SCTL Board held a virtual meeting at which members of SCTL senior management and representatives of Raymond James and Goodwin were also present by invitation. Representatives of Goodwin provided an overview of the material terms of the Merger Agreement and key provisions under negotiation, and representatives of Raymond James discussed outstanding diligence items and other points being considered by Parent.
On February 20, 2024, representatives of Smith Anderson, on behalf of Parent, distributed to representatives of Goodwin, on behalf of SCTL, a revised markup of the proposed draft Merger Agreement reflecting, among other things, (i) acceptance of SCTL’s deletion of the Expense Reimbursement Obligation; (ii) reinsertion of the requirement that SCTL pay the Company Termination Fee if Parent terminates the Merger Agreement in response to a material breach of any of SCTL’s representations, warranties or covenants in the Merger Agreement; and (iii) reinsertion of a Company Termination Fee equal to $5 million, or approximately 3.8% of transaction equity value.
On February 22, 2024, representatives of Raymond James and members of SCTL senior management held a virtual meeting with representatives of Parent to discuss, among other things, certain confirmatory diligence matters relating to SCTL’s year-to-date performance and to discuss financial results. Also on February 22, 2024, representatives of Goodwin and representatives of Smith Anderson met virtually to discuss certain key terms of the Merger Agreement. Later that day, representatives of Goodwin, on behalf of SCTL, distributed to representatives of Smith Anderson, on behalf of Parent, a revised draft of the Merger Agreement reflecting, among other things, SCTL’s position that it would accept a Company Termination Fee equal to $5 million as proposed by Parent so long as the parties agree to remove the Company Termination Fee trigger based on SCTL’s breach of any representation, warranty or covenant in the Merger Agreement.
On February 24, 2024, representatives of Smith Anderson, on behalf of Parent, communicated with representatives of Goodwin, on behalf of SCTL, with respect to the key open confirmatory due diligence items that Parent required in order to proceed with signing the Merger Agreement. Over the course of that day, representatives of Goodwin communicated with representatives of Smith Anderson and representatives of Raymond James communicated with representatives of Parent concerning the status of the open confirmatory due diligence points.
In the afternoon of February 25, 2024, representatives of Smith Anderson, on behalf of Parent, distributed a revised markup of the Merger Agreement to representatives of Goodwin, on behalf of SCTL, which markup reflected, among other things, a limitation on SCTL’s requirement to pay the Company Termination Fee in connection with a termination of the Merger Agreement for a breach of SCTL’s representations, warranties or covenants to circumstances in which SCTL consummates a superior transaction (or enters into a definitive agreement for a superior transaction which is subsequently consummated) within 12 months of termination.
In the evening of February 25, 2024, the SCTL Board held a virtual meeting at which representatives of Goodwin and representatives of Raymond James, as well as members of SCTL’s senior management, were also present, to consider approval of the proposed transaction with Parent. Representatives of Goodwin reviewed the terms of the final proposed Merger Agreement. Representatives of Raymond James then reviewed with the SCTL Board Raymond James’s financial analyses of the Offer Price, and rendered to the SCTL Board Raymond James’s oral opinion, which was subsequently confirmed by delivery of a written opinion dated February 25, 2024, to the effect that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion and other matters set forth in its written opinion, the Offer Price to be received in the Offer and the Merger by the holders of Shares (other than Excluded Shares, as such term is defined under the caption “— Opinion of SCTL’s Financial Advisor”) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Raymond James’s opinion, please see below under the caption “— Opinion of SCTL’s Financial Advisor.” Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger, and the other transactions contemplated by the Merger Agreement (including the factors described in “— Reasons for the Recommendation”), the SCTL Board unanimously adopted resolutions (i) determining that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interest of SCTL and its shareholders, (ii) authorizing and approving the execution, delivery and performance by SCTL of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolving that the Merger will be effected under Section 321(f) of the PBCL, and (iv) resolving to recommend that the shareholders of SCTL accept the Offer and tender their Shares to Purchaser pursuant to the Offer. Later that evening, Mr. Enloe met with Mr. Edwards and Mr. Poole to discuss the status of the transaction and any open items remaining to finalize and enter into the Merger Agreement.
On February 26 and 27, 2024, various representatives of Parent and Smith Anderson and various representatives of Raymond James and Goodwin, as well as SCTL senior management, exchanged emails and engaged in discussions telephonically and in person concerning certain confirmatory due diligence matters.
Over the course of the morning and afternoon on February 28, 2024, representatives of Parent and representatives of Raymond James and SCTL senior management exchanged emails and engaged in discussions telephonically concerning the transaction and certain confirmatory legal due diligence items with respect to SCTL, and representatives of Goodwin and Smith Anderson engaged in discussions telephonically and by videoconference and exchanged comments to the draft Merger Agreement. Following the closing of trading of the U.S. stock markets on February 28, 2024, Parent, Purchaser and SCTL entered into the Merger Agreement, Parent, Purchaser and the Supporting Shareholders entered into the Support Agreements and SCTL issued a press release announcing the execution of the Merger Agreement with Parent. The closing price per Share on Nasdaq on that date was $0.46.
Reasons for the Recommendation
In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the SCTL Board consulted with SCTL’s senior management and legal and financial advisors. In the course of reaching its determination that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of SCTL and its shareholders, and unanimously recommending that SCTL’s shareholders accept the Offer and tender all of their Shares in the Offer, the SCTL Board reviewed, evaluated, and considered a wide and complex range of factors discussed below. The SCTL Board also consulted with its legal advisors regarding their fiduciary duties, legal due diligence matters and the terms of the Merger Agreement. Based on these consultations, considerations and analyses, and the factors discussed below, the SCTL Board approved and declared advisable the execution, delivery, and performance by SCTL of the Merger Agreement with Parent and Purchaser and the consummation of the transactions thereby and determined that the transactions contemplated by the Merger Agreement are in the best interests of SCTL’s shareholders.
Substantial Premium.   The SCTL Board considered:
•
the historical market prices, volatility and trading information with respect to the Shares; and

•
the relationship of the Offer Price to the recent historical trading prices of the Shares, as compared to the Offer Price, including the fact that the Offer Price of $1.10 per Share represents a 117% premium to the closing price of $0.51 per Share on February 23, 2024, the last full trading day prior to the SCTL Board’s approval of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Best Offer.   The SCTL Board’s belief that (i) it had obtained Parent’s best and final offer, and that, as of the date of the Merger Agreement, the Offer Price and Merger Consideration represented the highest per-Share consideration reasonably obtainable and (ii) that there was a substantial risk of losing Parent’s offer if the parties were not able to come to an agreement expeditiously, in light of Parent’s repeated indications that it was prepared to abandon a potential transaction if SCTL determined not to proceed in discussions with Parent on an exclusive basis.
Certainty of Value.   The SCTL Board considered the fact that 100% of the consideration to be paid in the transaction will be payable in cash, which provides SCTL shareholders with immediate liquidity and certainty of value, while eliminating long-term business and execution risk, as well as its belief that $1.10 per share of common stock was the highest value and most certain opportunity available to SCTL.
SCTL’s Operating and Financial Condition and Prospects.   The SCTL Board considered SCTL’s historical and projected ability to execute on its long-term stand-alone plan, operating and financial performance and its prospects, including certain prospective forecasts for SCTL prepared by SCTL’s senior management, which reflect an application of various assumptions of senior management. The SCTL Board considered the inherent uncertainty of achieving management’s prospective forecasts, as set forth under the heading titled “— Certain Unaudited Financial Projections,” and that, as a result, SCTL’s actual financial results in future periods could differ materially from senior management’s forecasts. The SCTL Board considered, among other factors, that the holders of the Shares would continue to be subject to the risks and uncertainties of SCTL executing on its short and long-range plan if it remained independent. These risks and uncertainties included risks relating to the macro-economic, industry and market conditions (including customer, product and market share trends) negatively impacting valuations of CDMOs such as SCTL, the need for meaningful capital investment to fund SCTL’s continued operations, the risks and uncertainties associated with SCTL’s cash requirements and ability to comply with the financial and operational covenants under its debt financing agreements, the dependence on key personnel and compliance with government regulations, the risk that SCTL is unable to satisfy the continued listing requirements of Nasdaq in order to permit SCTL to maintain the listing of its common stock on Nasdaq, and the general risk of market conditions that could reduce SCTL’s stock price. The SCTL Board considered the fact that the healthcare industry has changed significantly over time and is expected to continue to evolve, including with respect to ongoing healthcare reform, adverse changes in government or private funding of healthcare products and services, legislation or regulations governing the privacy of patient information or patient access to care, or the delivery, pricing or reimbursement of pharmaceuticals and healthcare services or mandated benefits, which may cause healthcare industry participants to purchase fewer services from SCTL or influence the price that others are willing to pay for SCTL’s services. The SCTL Board also considered that changes in the healthcare industry’s pricing, selling, inventory, distribution or supply policies or practices could also significantly reduce SCTL’s revenue and profitability. The SCTL Board also considered the risks and challenges facing SCTL as a result of its current cash position and that, as a standalone company, SCTL would need to seek substantial additional funding through future equity and/or debt financings or additional collaborations or strategic partnerships, and any such fundraising could have a highly dilutive effect on SCTL’s existing shareholders, could require SCTL to enter into restrictive covenants, might only be available on unfavorable terms or might not be available at all. The SCTL Board weighed the certainty of realizing a substantial value for Shares in the Offer and the Merger compared to the uncertainty that trading values would approach the Offer Price in the foreseeable future and the substantial risk and uncertainty associated with SCTL and its business as a CDMO (including the risk factors set forth in SCTL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and subsequent quarterly reports on Form 10-Q).
Existing Resources.   The SCTL Board considered the fact that SCTL may require additional capital in order to execute on our standalone plan and fund its other ongoing operations. The SCTL Board also considered its ability to comply with the financial and operational covenants under its debt financing agreements. The SCTL Board also took into consideration that, while SCTL may seek additional funding through future debt and equity financing or additional collaborations or strategic partnerships, any such fundraising could be highly dilutive to our existing shareholders, might be available only on unfavorable terms, or might not be available at all.
Negotiation Process.   The SCTL Board considered the fact that the terms of the Offer and Merger were the result of robust arm’s-length negotiations conducted by SCTL with the knowledge and at the direction of the SCTL Board and with the assistance of its financial and legal advisors. The SCTL Board also considered the enhancements that SCTL and its advisors were able to obtain as a result of robust arm’s-length negotiations with Parent, including the inclusion of provisions in the Merger Agreement that increase the likelihood of completing the Offer and consummating the Merger and allow the SCTL Board to consider unsolicited superior acquisition proposals from third parties.
Potentially Interested Counterparties.   The SCTL Board, with the assistance of members of its senior management and its legal and financial advisors, considered the process conducted by SCTL, with the assistance of representatives of Raymond James, to identify potential buyers, their financial capability to consummate a transaction of this size, and their ability to move quickly and efficiently in a process, the outcome of those discussions, the fact that the SCTL Board engaged in a pre-signing market check prior to entering into exclusivity with Parent, the results of SCTL’s pre-signing check, which did not result in a third party expressing interest in a strategic transaction that was reasonably likely to be more favorable than the Offer and the Merger, the risk of premature public disclosure of discussions, and the belief of the SCTL Board that any further marketing efforts would be unlikely to lead to a higher purchase price than the Offer Price (and conversely could result in Parent not proceeding with its offer to purchase SCTL). In connection with the foregoing, the SCTL Board reviewed potential strategic alternatives for SCTL in light of its current and projected financial position and results of operations, the challenges it faces in growing its core business operations as a stand-alone company, and its historical and projected ability to execute on its long-term stand-alone plan, in order to identify the course of action that would, in the SCTL Board’s opinion, create the most value for its shareholders. The SCTL Board believes, after such review of potential strategic alternatives and SCTL’s prospects and challenges as a stand-alone company, that the Offer and the Merger represent a superior alternative to the other alternatives available to SCTL, including pursuing a transaction with an alternative interested counterparty or remaining a stand-alone public company, considering the potential shareholder value that might result from such alternatives, the feasibility of such alternatives and the risks and uncertainties associated with pursuing such alternatives relative to the Offer and the Merger.
Opinion of Financial Advisor.   The SCTL Board considered the oral opinion of Raymond James rendered to the SCTL Board on February 25, 2024, which was subsequently confirmed by delivery of a written opinion to the SCTL Board dated February 25, 2024 with respect to the fairness, from a financial point of view, to the holders of Shares (other than the Excluded Shares, as such term is defined under the caption “— Opinion of SCTL’s Financial Advisor”) of the Offer Price of $1.10 per Share to be received by such holders in the Transactions pursuant to the Merger Agreement, as of February 25, 2024, based upon and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Raymond James in preparing its opinion, as more fully described below under the caption “— Opinion of SCTL’s Financial Advisor.” The full text of the written opinion, dated February 25, 2024, of Raymond James has been included as Annex I to this Schedule 14D-9.
The Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals.   The SCTL Board considered the provisions of the Merger Agreement, including:
•
the agreed exclusions of certain events and conditions from the definition of “Material Adverse Effect”, including:

•
the negotiation, execution, announcement, pendency or performance of the Merger Agreement and the Transactions or the identity of Parent or any of its affiliates as the acquiror of SCTL, including the impact thereof on the relationships of SCTL and its subsidiaries with its suppliers, customers, wholesalers, service providers, distributors, licensors, licensees, regulators, employees, creditors, shareholders and other third parties;

•
actions taken by SCTL at the written direction or with the approval of Parent, or any action specifically required to be taken pursuant to the Merger Agreement; and

•
any event or condition generally affecting the U.S. or foreign economies, financial or securities markets, or political, legislative or regulatory conditions, or the CDMO industry generally.

•
that SCTL and Parent have agreed to use their respective commercially reasonable efforts to complete the Offer and the Merger and, if applicable, obtain the consents and approvals required under applicable antitrust laws;

•
the ability of SCTL under certain circumstances to entertain unsolicited proposals for an acquisition that constitutes or could reasonably be expected to lead to a superior proposal;

•
the ability of the SCTL Board under certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares in the Offer, including in connection with a superior proposal and certain reasonably unforeseeable events or developments;

•
SCTL’s right to terminate the Merger Agreement under certain circumstances in order to accept a superior proposal and enter into an agreement with respect to such superior proposal; and

•
the fact that the deal protections set forth in the Merger Agreement do not preclude a third party from making an acquisition proposal that is superior to the terms of the merger agreement, including the reasonableness of the $5,000,000 termination fee payable by SCTL to Parent if the Merger Agreement is terminated under certain circumstances, and the related termination rights of the parties.

Conditions to the Consummation of the Offer and Merger; Likelihood of Completion.   The SCTL Board considered the likelihood of completing the Offer and the Merger, particularly in light of the terms of the Merger Agreement, including the conditions to the Offer and the Merger being specific and limited and the exceptions contained within the “Material Adverse Effect” definition, which generally defines the standard for closing risk. The SCTL Board also considered the fact that there is no financing condition to the completion of the Offer and consummation of the Merger.
Tender and Support Agreements.   The SCTL Board also considered the Support Agreements, pursuant to which certain directors, executive officers and certain of their affiliates and certain other shareholders of SCTL, including First Light Asset Management, LLC, who collectively held approximately 25.5% of the outstanding Shares as of February 28, 2024, agreed (solely in their capacity as shareholders of SCTL) to tender, pursuant to the Offer, their Shares in the Offer and, subject to certain exceptions, not to transfer any of the Shares that are subject to the Support Agreements.
Tender Offer Structure; Timing of Completion.   The SCTL Board considered the anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a cash tender offer for all outstanding Shares, with the anticipated result of allowing SCTL’s shareholders to receive the Offer Price in a relatively short time frame, followed by the Merger (to be effected pursuant to Section 321(f) of the PBCL) in which SCTL’s shareholders who do not validly exercise appraisal rights will receive the same consideration received by those shareholders who tender their Shares in the Offer. The SCTL Board noted that Parent would not be subject to any financing condition, and would fund the purchase price out of sources of available cash and via that certain amended and restated debt commitment letter, dated March 8, 2024, by and between Parent and Oaktree Capital Management, L.P. The SCTL Board also considered that the potential for closing in a relatively short timeframe could reduce the amount of time in which SCTL’s business would be subject to the potential uncertainty of closing and related disruption.
Extension of Offer Period.   The SCTL Board considered that, under certain circumstances set forth in the Merger Agreement, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date.
End Date.   The SCTL Board considered the termination date under the Merger Agreement on which either Parent or SCTL, subject to certain exceptions, can terminate the Merger Agreement, which is anticipated to allow for sufficient time to consummate the Offer and the Merger while minimizing the length of time during which SCTL would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement.
Appraisal Rights.   The SCTL Board considered the availability of statutory appraisal rights to SCTL’s shareholders (and certain beneficial owners, as the case may be) who do not tender their Shares in the Offer and otherwise comply with all required procedures under the PBCL.
Business Reputation of Parent.   The SCTL Board considered the business reputation and capabilities of Parent and its management team, and the financial resources of Parent and, by extension, Purchaser, which the SCTL Board believed supported the conclusion that a transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner. The SCTL Board also considered Parent’s financial resources and track record of successfully completing a large number of all-cash acquisitions.
Certainty of Consideration.   The SCTL Board considered the nature of the consideration to be paid in the Offer and the Merger, which allows holders of Shares to realize immediate value, in cash, for their investment in SCTL, while avoiding SCTL’s regulatory, commercialization and other business risks, and while also providing such holders of Shares with certainty of value and liquidity for their Shares.
Low Likelihood of Regulatory Impediment.   The belief of the SCTL Board that the likelihood of completing the Merger is high, particularly in light of the belief of SCTL and Parent that no regulatory filings or approvals are required to be made or obtained in connection with the Offer and the Merger.
In the course of its deliberations, the SCTL Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement, including, but not limited to, the following:
•
the fact that SCTL would no longer exist as an independent, publicly traded company, and SCTL’s shareholders will not be entitled to participate in any potential future benefit from SCTL’s execution of management’s stand-alone strategic business plan;

•
the effect of the public announcement of the Merger Agreement, including effects on SCTL’s business, SCTL’s relationship with its partners and other business relationships, and SCTL’s ability to attract and retain key management and personnel;

•
the fact that the Merger Agreement precludes SCTL from soliciting alternative takeover proposals and requires payment by SCTL of a $5,000,000 termination fee under certain circumstances, including in the event that the Merger Agreement is terminated by SCTL to accept a superior proposal. Although the SCTL Board believed that the termination fee is reasonable in light of the benefits of the Offer and the Merger, it is possible that such termination fee, either alone or together with other terms of the Merger Agreement, could discourage other potential interested third parties, if any, from making a competing offer for SCTL;

•
the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, SCTL’s directors, management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Offer, SCTL will have incurred significant transaction costs, the trading price of the Shares could be adversely affected and SCTL’s relationships with its partners, employees and other third parties may be adversely affected;

•
the fact that there are restrictions in the Merger Agreement on SCTL’s ability to solicit competing bids to acquire it and to entertain other acquisition proposals, unless certain conditions are satisfied, and the fact that the SCTL Board may not, under the Merger Agreement, unilaterally terminate the Merger Agreement to accept an alternative proposal;

•
the restrictions imposed on the conduct of SCTL’s business prior to completion of the Offer due to pre-closing covenants in the Merger Agreement, whereby SCTL agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent, which could delay or prevent SCTL from undertaking some business opportunities that may arise during that time, or taking other actions with respect to the operations and strategy of SCTL that the SCTL Board and SCTL’s management might otherwise believe were appropriate or desirable;

•
the risk of litigation related to the Offer or the Merger;

•
the fact that significant costs have been and will continue to be incurred in connection with negotiating and entering into the Merger Agreement and completing the Offer and the Merger, and substantial time and effort of SCTL’s management will be required, potentially resulting in disruptions to the operation of SCTL’s business;

•
the interests that certain directors and executive officers of SCTL may have with respect to the Merger Agreement and transactions contemplated thereby that may be different from, or in addition to, their interests as SCTL’s shareholders or the interests of SCTL’s other shareholders generally, as described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements-Arrangements Between SCTL and its Executive Officers, Directors and Affiliates”; and

•
the treatment of the consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the holders of Shares for U.S. federal income tax purposes.

The foregoing discussion of the information and factors considered by the SCTL Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the SCTL Board. In view of the wide variety of reasons and factors considered, the SCTL Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. Moreover, each member of the SCTL Board applied his or her own business judgment to the process and may have given different weight to different reasons. In addition, the SCTL Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the SCTL Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.
The foregoing discussion of the reasoning of the SCTL Board and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in “Item 8. Additional Information-Cautionary Note Regarding Forward-Looking Statements.” For the reasons described above, and in light of other factors that the SCTL Board believed were appropriate to consider, the SCTL Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommends that SCTL’s shareholders tender their Shares to Purchaser pursuant to the Offer.
Intent to Tender
To SCTL’s knowledge, after making reasonable inquiry, all of SCTL’s executive officers and directors currently intend to validly tender (and not withdraw) or cause to be validly tendered (and not withdrawn) pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
Parent and Purchaser entered into Support Agreements with certain SCTL directors and executive officers, as described in the section of this Schedule 14D-9 captioned “— Tender and Support Agreements” pursuant to which each such director and executive officer has agreed to tender all of their Shares in the Offer.
Certain Unaudited Financial Projections
SCTL Management’s Unaudited Prospective Financial Information Generally
SCTL does not, as a matter of course, publicly disclose financial projections or forecasts as to future performance, revenues, earnings or other results given, among other things, the unpredictability, uncertainty and subjectivity of the underlying assumptions and estimates inherent in preparing financial projections and forecasts. As a result, SCTL does not endorse unaudited prospective financial information as a reliable indication of future results. Moreover, SCTL’s internally prepared unaudited financial projections presented below were prepared in connection with its strategic planning process and the SCTL Board’s evaluation of strategic alternatives and are based on estimates, assumptions and judgments made by SCTL’s management at the respective times of their preparation and speak only as of such times. Except as required by law, SCTL has no obligation to, and does not intend to, update the unaudited financial projections included in this Schedule 14D-9 or otherwise revise or reconcile such unaudited financial projections to reflect circumstances existing after the date such unaudited financial projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. It has not done so and does not intend to do so.
The unaudited financial projections concern SCTL on a stand-alone basis, without giving effect to the Offer and Merger, and were presented to the SCTL Board in connection with its review of strategic alternatives for SCTL. The unaudited financial projections were considered by the SCTL Board in its review and evaluation of the Offer and Merger and, as specifically described below, were provided to and relied upon by Raymond James in connection with its opinion to the SCTL Board and related financial analyses (see the section entitled “Item 4. The Solicitation or Recommendation — Opinion of SCTL’s Financial Advisor” for more information). The summary of these unaudited financial projections is not being included in this Schedule 14D-9 to influence any SCTL shareholder’s decision whether to tender his, her or its Shares in the Offer, but instead because these unaudited financial projections, to the extent described below, were provided to the SCTL Board, Parent and Raymond James in connection with the Offer and Merger as described herein.
You should note that the unaudited financial projections set forth below constitute forward-looking statements. For more information, please see the section entitled “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements” and please see the cautionary statements contained in SCTL’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023, June 30, 2023 and September 30, 2023 filed with the SEC and under “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements” in the Schedule 14D-9. You should also note that the unaudited financial projections were not prepared with a view toward public disclosure or with a view toward complying with GAAP, the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The information was prepared utilizing SCTL’s historical internal forecast approach and does not give effect to the adoption of any new accounting pronouncements. The prospective financial information included in this section “Certain Unaudited Financial Projections” has been prepared by, and is the responsibility of, SCTL’s management. Neither SCTL’s independent registered public accountants, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited financial projections set forth below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the unaudited financial projections.
The unaudited financial projections set forth below should not be relied upon as necessarily indicative of actual future results, and readers of this Schedule 14D-9 are cautioned not to place undue reliance on such unaudited financial projections. The SCTL Management Projections and the SCTL Management Pro Forma Projections (each as defined below) should be read together with the historical financial statements of SCTL, which have been filed with the SEC, and the other information regarding SCTL contained elsewhere and incorporated by reference in this Schedule 14D-9. SCTL’s shareholders are urged to review SCTL’s most recent SEC filings for a description of SCTL’s reported results of operations and financial condition and capital resources during 2023, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SCTL’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. Furthermore, since the unaudited financial projections cover multiple years, such information by its nature becomes less predictive with each successive year. Although the unaudited financial projections are presented with numerical specificity, the unaudited financial projections reflect assumptions, estimates and judgments that are inherently uncertain and, although considered reasonable by SCTL’s management as of the date of their use in preparing the unaudited financial projections, are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the unaudited financial projections set forth below, including, among others, risks and uncertainties due to general business, economic, regulatory, market and financial conditions, as well as changes in SCTL’s business, financial condition or results of operations, and other risks and uncertainties described below in “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements.” Accordingly, the unaudited financial projections set forth below may not necessarily be indicative of the actual future performance of SCTL, or SCTL after consummation of the Merger, and actual results may differ materially from those presented. Inclusion of the unaudited financial projections set forth below should not be regarded as a representation by SCTL or Raymond James or their respective affiliates, officers, directors, advisors or other representatives or any other person that the results projected will necessarily be achieved, and they should not be relied on as such. There can be no assurance that the prospective results will be realized or that actual results will not be significantly different than estimated. Furthermore, the unaudited financial projections set forth below may differ from publicized analyst estimates and forecasts and do not take into account any circumstances or events occurring after the date they were prepared.
SCTL Management Projections
In connection with the SCTL Board’s consideration of strategic alternatives for SCTL as part of the process that led to the Offer and Merger, SCTL’s management prepared probability weighted profit and loss projections regarding SCTL on a standalone basis for the years ending December 31, 2024 through December 31, 2027, as summarized in the table below (the “SCTL Management Projections”). SCTL’s management made various assumptions when preparing the unaudited SCTL Management Projections, which such assumptions were made specifically for purposes of preparing the SCTL Management Projections, and the assumptions and resulting projections speak only as of such time as each were made. These assumptions include: (1) the wind-down of SCTL’s San Diego facility by the end of the first quarter of 2024, (2) improved profit-sharing arrangements with respect to SCTL’s manufacture of one of its key legacy products, Verapamil, effective in 2025, (3) the anticipated closing of the sale of certain real property in the second quarter of 2024, (4) favorable changes in development revenue, success rate of customer quotations, and manufacturing costs, and (5) a decrease in personnel costs, including decreased headcount, salary freezes and certain benefit assumptions.
The SCTL Management Projections were provided to the SCTL Board and Parent and considered by the SCTL Board and Parent in connection with their respective evaluations of the Offer and the Merger. The SCTL Management Projections were also provided to Raymond James and relied upon for its use in connection with its opinion delivered to the SCTL Board and the related financial analyses.
In light of the uncertainties inherent in these projections, shareholders are cautioned not to place undue, if any, reliance on these projections.
(in millions)	2024	2025	2026	2027
Revenue	$84.2	$96.3	$105.1	$112.3
Cost of Goods Sold	$(62.8)	$(60.9)	$(64.9)	$(69.8)
Selling, General & Administrative Expenses	$(21.7)	$(21.2)	$(22.1)	$(22.9)
Adjusted EBITDA	$14.0	$26.6	$30.6	$33.2
Unlevered Free Cash Flow	$12.7	$12.5	$16.9	$18.3
The SCTL Management Projections include certain non-GAAP measures, including as listed below:
•
“Adjusted EBITDA” refers to SCTL’s net income or loss as determined under GAAP excluding interest expense, income tax expense, depreciation, amortization, non-cash stock-based compensation, and costs related to corporate restructuring.

•
“Unlevered Free Cash Flow” was calculated by taking Adjusted EBITDA and adjusting for taxes, transaction costs, severance payments, expected working capital requirements, and capital expenditures.

The SCTL Management Projections may calculate certain non-GAAP financial measures, including Adjusted EBITDA and Unlevered Free Cash Flow, using different methodologies than other companies, and SCTL does not provide a reconciliation of the forward-looking non-GAAP financial measures to the comparable GAAP financial measures because it is unable to reasonably predict certain items contained in the GAAP measures, including non-recurring and infrequent items that are not indicative of SCTL’s ongoing operations. These items are uncertain, depend on various factors and could have a material impact on SCTL’s GAAP results for the applicable period.
SCTL Management Pro Forma Projections
The SCTL Management Projections were revised to provide an alternate view of SCTL (based on a potential acquirer’s various intentions) in which it is not operating as a public company (such projections as summarized below, the “SCTL Management Pro Forma Projections”). Accordingly, the SCTL Management

Pro Forma Projections reflect certain key assumptions, which such assumptions were made specifically for purposes of preparing the SCTL Management Pro Forma Projections and the assumptions and resulting projections speak only as of such time as each were made. These assumptions include: the (1) exclusion of costs related to SCTL’s operation as a public company, (2) exclusion of costs related to salary, bonus and benefits for certain members of SCTL’s senior management, (3) exclusion of revenue and costs associated with the operation of SCTL’s San Diego facility for all periods and (4) improved profit-sharing arrangements for Verapamil, one of SCTL’s key products, effective 2024 to make 2024 comparable to the potential contract changes in 2025 (though no such improved arrangements are currently in effect or planned for 2024). The SCTL Management Pro Forma Projections were provided to the SCTL Board and Parent in connection with their respective evaluations of the transactions.
In light of the uncertainties inherent in these projections, shareholders are cautioned not to place undue, if any, reliance on these projections.
(in millions)	2024	2025	2026	2027
Revenue	$93.7	$96.3	$105.1	$112.3
Cost of Goods Sold	$(55.7)	$(60.9)	$(64.9)	$(69.8)
Selling, General & Administrative Expenses	$(14.5)	$(14.5)	$(15.2)	$(15.8)
Adjusted EBITDA	$34.6	$33.4	$37.5	$40.3
The SCTL Management Pro Forma Projections include certain non-GAAP measures, including as listed below:
•
“Adjusted EBITDA” refers to SCTL’s net income or loss as determined under GAAP excluding interest expense, income tax expense, depreciation, amortization, non-cash stock-based compensation, and costs related to corporate restructuring.

The SCTL Management Pro Forma Projections may calculate certain non-GAAP financial measures, including Adjusted EBITDA, using different methodologies than other companies, and SCTL does not provide a reconciliation of the forward-looking non-GAAP financial measures to the comparable GAAP financial measures because it is unable to reasonably predict certain items contained in the GAAP measures, including non-recurring and infrequent items that are not indicative of SCTL’s ongoing operations. These items are uncertain, depend on various factors and could have a material impact on SCTL’s GAAP results for the applicable period.
Opinion of SCTL’s Financial Advisor
At the February 25, 2024 meeting of the SCTL Board, representatives of Raymond James rendered Raymond James’s oral opinion, which was subsequently confirmed by delivery of a written opinion to the SCTL Board dated February 25, 2024, as to the fairness, as of such date, from a financial point of view, to the holders of SCTL’s outstanding Shares (other than holders of (i) Shares held by SCTL (including Shares held in SCTL’s treasury), (ii) Shares held by Parent, Purchaser, any other direct or indirect wholly owned subsidiary of Parent or any of their respective affiliates, and (iii) Dissenting Shares, (i) through (iii) collectively defined as the “Excluded Shares”) of the Offer Price of $1.10 per Share to be received by such holders in the Transactions pursuant to the Merger Agreement, based upon and subject to the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken in connection with the preparation of its opinion. The full text of the written opinion of Raymond James is attached as Exhibit (a)(5)(A) to this Schedule 14D-9. The summary of the opinion of Raymond James set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such written opinion. Holders of Shares are urged to read this opinion in its entirety.
Raymond James provided its opinion for the information of the SCTL Board (in its capacity as such) in connection with, and for purposes of, its consideration of the Transactions, and its opinion only addresses whether the Offer Price of $1.10 per Share to be received by the holders of Shares (other than holders of Excluded Shares) in the Transactions pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The opinion of Raymond James does not address any other term or aspect of the Merger Agreement or the Transactions contemplated thereby. The Raymond James opinion does not constitute a recommendation to the SCTL Board or to any holder of Shares as to how the SCTL Board, such shareholder or any other person should vote, make any election or otherwise act with respect to, or whether to tender Shares in connection with, the Transactions or any other matter, or whether to enter into a tender and support agreement with Parent.
In connection with its review of the proposed Transactions and the preparation of its opinion, Raymond James, among other things:
•
reviewed the financial terms and conditions as stated in the draft, dated February 25, 2024, of the Merger Agreement (the “Draft Agreement”);

•
reviewed certain information related to the historical, current and future operation, condition and prospects of SCTL, as made available to Raymond James by or on behalf of SCTL, including, but not limited to, financial projections prepared by the management of SCTL (the “Projections”);

•
reviewed SCTL’s audited financial statements for fiscal years ended December 31, 2022, December 31, 2021 and December 31, 2020 and unaudited financial statements for the twelve month period ended December 31, 2023;

•
reviewed SCTL’s recent public filings and certain other publicly available information regarding SCTL;

•
reviewed the financial and operating performance of SCTL and those of other public companies that Raymond James deemed to be relevant;

•
considered certain publicly available financial terms of certain transactions Raymond James deemed to be relevant;

•
reviewed the current and historical market prices and trading volume for the Shares, and the current market prices of the publicly traded securities of certain other companies that Raymond James deemed to be relevant;

•
conducted such other financial studies, analyses and inquiries and considered such other information and factors as Raymond James deemed appropriate;

•
received a certificate addressed to Raymond James from a member of senior management of SCTL regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of SCTL; and

•
discussed with members of the senior management of SCTL certain information relating to the aforementioned and any other matters which Raymond James deemed relevant to its inquiry including, but not limited to, the past and current business operations of SCTL and the financial condition and future prospects and operations of SCTL.

With SCTL’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of SCTL, or otherwise reviewed by or discussed with Raymond James, and Raymond James did not undertake any duty or responsibility to, nor did Raymond James, independently verify any of such information. At the direction of SCTL, Raymond James assumed and relied upon, without independent verification, that there were approximately 117,268,500 shares of Company common stock issued and outstanding on a fully diluted basis. Raymond James did not make or obtain an independent appraisal of the assets or liabilities (contingent or otherwise) of SCTL. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with SCTL’s consent, assumed that the Projections and such other information and data were reasonably prepared in good faith on bases reflecting the best then-currently available estimates and judgments of management of SCTL and Raymond James relied upon SCTL to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Raymond James was authorized by SCTL to rely on the Projections and Raymond James expressed no opinion with respect to the Projections or the assumptions on which they were based. Raymond James relied upon and assumed, without independent verification, that the final form of the Merger Agreement would be substantially similar to the Draft Agreement reviewed by Raymond James in all respects material to its analysis, and that the Transactions would be consummated in accordance with the terms of the Merger Agreement without waiver of or amendment to any of the conditions thereto.

Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct and that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement without being waived. Raymond James also relied upon and assumed, without independent verification, that the Transactions would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and all governmental, regulatory and other consents and approvals necessary for the consummation of the Transactions would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Transactions or SCTL that would be material to its analyses or opinion.
Raymond James expressed no opinion as to the underlying business decision to effect the Transactions, the structure or tax consequences of the Transactions, or the availability or advisability of any alternatives to the Transactions. The Raymond James opinion is limited to the fairness, from a financial point of view, of the Offer Price of $1.10 per Share to be received by the holders of Shares (other than holders of Excluded Shares). Raymond James expressed no opinion with respect to any other reasons (legal, business, or otherwise) that may support the decision of the SCTL Board to approve or consummate the Transactions. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, regulatory, accounting or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, Raymond James relied, with the consent of SCTL, on the fact that SCTL was assisted by legal, accounting, and tax advisors, and, with the consent of SCTL, relied upon and assumed the accuracy and completeness of the assessments by SCTL and its advisors, as to all legal, accounting, regulatory and tax matters with respect to SCTL and the Transactions.
In formulating its opinion, Raymond James considered only the Offer Price of $1.10 per Share to be received by the holders of Shares (other than holders of Excluded Shares), and Raymond James did not consider, and its opinion did not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of SCTL, or such class of persons, in connection with the Transactions whether relative to the Offer Price of $1.10 per Share or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the fairness of the Transactions to the holders of any class of securities, creditors or other constituencies of SCTL, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion or (2) the fairness of the Transactions to any one class or group of SCTL’s or any other party’s security holders or other constituents vis-à-vis any other class or group of SCTL’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transactions amongst or within such classes or groups of security holders or other constituencies). Raymond James expressed no opinion as to the impact of the Transactions on the solvency or viability of SCTL, Parent or any other party or the ability of SCTL or Parent to pay its respective obligations when they come due.
Material Financial Analyses
The following summarizes the material financial analyses reviewed by Raymond James with the SCTL Board during its meeting on February 25, 2024. Unless the context indicates otherwise, the analyses relied upon the closing price of the common stock of the selected companies listed below as of February 23, 2024. Unless otherwise indicated, for each of the following analyses performed by Raymond James, financial and market data and earnings estimates for the selected companies were based on such companies’ filings with the SEC and certain publicly available research analyst estimates for those companies. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Raymond James, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Raymond James. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Raymond James. No company or transaction used in the analyses described below is identical or directly comparable to SCTL, Parent or the Transactions.

Discounted Cash Flow Analysis.   Raymond James analyzed the discounted present value of SCTL’s projected unlevered free cash flows for the calendar years ending December 31, 2024 through 2027 on a standalone basis of $12.7 million for 2024, $12.5 million for 2025, $16.9 million for 2026 and $18.3 million for 2027. Raymond James used unlevered free cash flows, defined as earnings before interest, after taxes, plus stock-based compensation (referred to as SBC), plus depreciation and amortization, less capital expenditures, less investment in working capital.
The discounted cash flow analysis was based on the Projections. Consistent with the periods included in the Projections, Raymond James used calendar year 2027 as the final year for the analysis and applied a range of perpetuity growth rates from 2.0% to 4.0% (which range was selected based on the professional judgment and experience of Raymond James), to calendar year 2027 unlevered free cash flow in order to derive a range of terminal values for SCTL in 2027. Raymond James also included the tax savings associated with SCTL’s net operating losses (referred to as NOLs) in its calculation of enterprise value.
The projected unlevered free cash flows, terminal values and NOLs were discounted using rates ranging from 14.5% to 16.5%, which, based on Raymond James’ professional judgment and experience, reflected the weighted average after-tax cost of debt and equity capital associated with executing SCTL’s business plan. The resulting range of present enterprise values was adjusted by SCTL’s current capitalization and divided by fully diluted shares outstanding at various enterprise values (116.6 million — 116.9 million) in order to arrive at a range of present values per share. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the price per share implied by the Offer Price of $1.10 per Share. The results of the discounted cash flow analysis are summarized below:
Equity Value/ Per Share
Per Share
Minimum	$0.44
Maximum	$0.78
Offer Price	$1.10
Selected Transactions Analysis.   Raymond James analyzed publicly available information relating to selected announced acquisitions of small molecule-focused pharmaceutical CDMOs with enterprise values above $100 million and prepared a summary of the relative valuation multiples paid in these transactions. The selected transactions (and related month and year of announcement) were:
Announcement Date	Target	Acquiror
Feb-24	Catalent, Inc.	Novo Holdings
May-23	BioPharma Solutions business of Baxter International Inc.	Advent International & Warburg Pincus
Aug-22	Metrics Contract Services division of Mayne Pharma Group Limited	Catalent, Inc.
Dec-20	Recipharm AB	EQT AB
Nov-19	Consort Medical plc	Recipharm AB
Aug-19	Cambrex Corporation	Permira
Jun-17	Albany Molecular Research, Inc.	The Carlyle Group & GTCR LLC
May-17	Patheon N.V.	Thermo Fisher Scientific Inc.
May-16	Prime European Therapeuticals	Albany Molecular Research, Inc.
Apr-16	Kemwell	Recipharm AB
Although none of the selected transactions are directly comparable to the Transactions, the selected transactions were chosen because they share, in Raymond James’ professional judgment and experience, similar industry and similar business characteristics with SCTL, including, without limitation, types of products or services offered and business model or target market, or have similar operating characteristics.

Raymond James determined, using its professional judgment, that the selected transactions were the most appropriate for purposes of this analysis.
Raymond James examined valuation multiples of transaction enterprise value compared to the target companies’ adjusted EBITDA, in each case for twelve months ended prior to announcement of the transaction, where such information was publicly available. Raymond James reviewed the mean, median, 25% quartile and 75% quartile relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for SCTL implied by the Offer Price of $1.10 per Share. Furthermore, Raymond James applied the 25% quartile and 75% quartile relative valuation multiples to SCTL’s last twelve months adjusted EBITDA (less SBC) to determine the implied equity price per share and then compared those implied equity values per share to the Offer Price of $1.10 per Share. The results of the selected transactions analysis are summarized below:
	Enterprise Value / Adj. EBITDA	Implied Share Price
25% Quartile	14.3x	$0.30
75% Quartile	18.4x	$0.55
Offer Price	27.3x	$1.10
Selected Companies Analysis.   Raymond James analyzed the relative valuation multiples of three publicly traded CDMOs with meaningful revenues from small molecule pharmaceutical customers that it deemed relevant and for which future financial estimates were publicly available. The selected publicly traded companies were(1):
Lonza Inc.
Catalent, Inc.(2)
Siegfried AG

(1)
Lifecore Biomedical, Inc. and Thermo Fisher Scientific Inc. were considered but excluded.

(2)
Utilized share price and financial data as of February 2, 2024, one trading day prior to its announced and pending acquisition by Novo Holdings.

Raymond James calculated various financial multiples for each company, including enterprise value (market value plus debt, plus preferred stock, plus minority interests, less cash and equivalents) compared to adjusted EBITDA, for the calendar year ended December 31, 2023, referred to as CY23, as well as to Wall Street research analysts’ projected adjusted EBITDA for the selected companies for the calendar year ending December 31, 2024, referred to as CY24E. The estimates published by Wall Street research analysts were not prepared in connection with the Transactions or at the request of Raymond James and may or may not prove to be accurate. Raymond James reviewed the 25% quartile and 75% quartile relative valuation multiples of the selected public companies and compared them to corresponding valuation multiples for SCTL implied by the Offer Price of $1.10 per Share. The results of the selected public companies analysis are summarized below:
Enterprise Value / Adj. EBITDA
	2023	2024E
25% Quartile	16.7x	15.6x
75% Quartile	33.7x	19.8x
Offer Price	27.3x	21.4x
Furthermore, Raymond James applied the mean, median, 25% quartile and 75% quartile relative valuation multiples for each of the metrics to SCTL’s actual and projected financial results and determined the implied equity price per share of the shares and then compared those implied equity values per share to the Offer Price of $1.10 per Share. The results of this are summarized below:

	Implied Share Price
	2023	2024E
25% Quartile	$0.44	$0.65
75% Quartile	$1.50	$0.98
Offer Price	$1.10	$1.10
Illustrative Trading Analysis.   Solely for informational purposes, Raymond James analyzed historical closing prices of SCTL common stock and compared them to the value of the proposed Offer Price of $1.10 per Share. The results of this analysis are summarized below:
	Price Per Share	Implied Premium
Offer price value	$1.10	—
Company closing stock price as of February 23, 2024	$0.51	117%
One day prior Company stock price as of February 22, 2024	$0.50	120%
One week prior volume weighted average Company stock price as of February 16, 2024	$0.50	118%
One month prior volume weighted average Company stock price as of January 24, 2024	$0.42	160%
6-month volume weighted average Company stock price as of August 28, 2023	$0.40	174%
52-week volume weighted average Company stock price as of February 23, 2023	$0.60	85%
52-week high Company stock price as of February 23, 2023	$1.47	(25)%
Additional Considerations.   The preparation of an opinion regarding fairness is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all its analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of SCTL.
In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of SCTL. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by its analyses. Such analyses were provided to the SCTL Board (in its capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, to the holders of the Shares (other than holders of Excluded Shares) of the Offer Price of $1.10 per Share to be received by such holders in connection with the proposed Transactions pursuant to the Merger Agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the SCTL Board in making its determination to approve the Transactions. Neither Raymond James’s opinion nor the analyses described above should be viewed as determinative of the SCTL Board’s or SCTL management’s views with respect to SCTL, Parent or the Transactions. Raymond James provided advice to SCTL with respect to the proposed Transactions. Raymond James did not, however, recommend any specific amount of consideration to the SCTL Board or that any specific offer price constituted the only appropriate consideration for the Transactions. SCTL placed no limits on the scope of the analyses performed, or opinion expressed, by Raymond James.
The Raymond James opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it as of February 23, 2024, and any material change in such circumstances and conditions may affect the opinion of Raymond James, but Raymond James does not have any obligation to update, revise or reaffirm that opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of SCTL since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.
During the two years preceding the date of Raymond James’s written opinion, Raymond James had not provided any investment banking, financial advisory or financing services to SCTL (other than pursuant to this engagement in which Raymond James was retained as a financial advisor to SCTL to assist in reviewing strategic alternatives), or Parent for which Raymond James received any fees. Raymond James may provide investment banking, financial advisory and other financial services to SCTL and/or Parent or other participants in the Transactions in the future, for which Raymond James may receive compensation.
Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of SCTL and Parent for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to SCTL and/or Parent or other participants in the Transactions in the future, for which Raymond James may receive compensation.
ITEM 5.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
Raymond James
Raymond James was engaged as financial advisor to SCTL in connection with a potential strategic transaction involving SCTL. Under the terms of its engagement, Raymond James provided SCTL with financial advisory services and the SCTL Board with an opinion, described under the section entitled “— Opinion of SCTL’s Financial Advisor” and attached as Annex I, in connection with the Offer and the Merger, and SCTL paid Raymond James a fee of $150,000 for its initial strategic advice and an investment banking fee of $1.0 million upon delivery of its opinion (the “Opinion Fee”), 75% of the Opinion Fee will be credited to the Transaction Fee (as defined below). SCTL has also agreed to pay Raymond James a fee of approximately $4.9 million for its services, which is contingent upon the closing of the Merger (the “Transaction Fee”) such that the aggregate fee for Raymond James for this engagement is expected to be approximately $5.3 million. SCTL has also agreed to reimburse Raymond James for its expenses, including reasonable and documented fees of outside counsel, incurred in connection with its engagement. In addition, SCTL has agreed to indemnify Raymond James and its affiliates, and its and their respective directors, officers, agents and employees and each other person, if any, controlling Raymond James or any of its affiliates, against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to, arising out of or in connection with litigation and other actions relating to Raymond James’s engagement. Additional information pertaining to the retention of Raymond James by SCTL is set forth under “Item 4. Solicitation or Recommendation-Background of the Merger.”
Except as set forth above, neither SCTL nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to SCTL’s shareholders on its behalf with respect to the Offer or the Merger.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY
No transactions with respect to the Shares have been effected by SCTL or, to the knowledge of SCTL after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except as set forth below:
Name	Date of Transaction	Nature of Transaction	Number of RSUs
J. David Enloe, Jr.	February 29, 2024	Grant of restricted stock units	1,371,429
Ryan D. Lake	February 29, 2024	Grant of restricted stock units	771,429
ITEM 7.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), SCTL is not undertaking or engaged in any negotiations in response to the Offer that relate to:
•
a tender offer or other acquisition of SCTL’s securities by SCTL, any subsidiary of SCTL or any other person;

•
any extraordinary transaction, such as a merger, reorganization or liquidation, involving SCTL or any of SCTL’s subsidiaries;

•
any purchase, sale or transfer of a material amount of assets of SCTL or any subsidiary of SCTL; or

•
any material change in the present dividend rate or policy, indebtedness or capitalization of SCTL.

Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the SCTL Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.
ITEM 8.   ADDITIONAL INFORMATION
The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements-Arrangements Between SCTL and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.
Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise related to the Offer and the Merger for each SCTL executive officers who were designated as “named executive officers” in SCTL’s Definitive Proxy Statement filed with the SEC on April 6, 2023. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the Merger-related compensation that will or may be payable to our named executive officers. The amounts set forth in the table below are based on multiple assumptions that may or may not actually prove correct, including assumptions described in the footnotes to the table below. As a result, the actual amounts, if any, to be received by a named executive officer in connection with the Merger may differ materially from the amounts set forth below.
The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits that each of SCTL’s named executive officers would receive, assuming that (i) the Effective Time occurs on March 1, 2024 (which is the assumed date solely for purposes of this golden parachute compensation disclosure); (ii) each of SCTL’s named executive officers experiences a qualifying termination of employment at the Effective Time; (iii) SCTL Options with exercise prices that are less than $1.10 per share, and SCTL RSUs, outstanding as of March 1, 2024 are cancelled in exchange for the consideration described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements-Treatment of Equity Awards in the Transaction”; (iv) no named executive officer receives any additional equity grants or retention awards on or prior to the Effective Time; and (v) no named executive officer enters into any new agreement with SCTL or Parent or becomes entitled to, prior to the Effective Time.
Potential Change in Control Payments to Named Executive Officers
Name	Cash ($)(1)	Equity Awards ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)
J. David Enloe Jr.	1,067,637	2,051,771	79,000	3,198,408
Ryan D. Lake	514,212	1,154,216	61,000	1,729,428

(1)
Pursuant to the Executive’s employment agreements, upon a termination of either executive without cause or resignation for specified circumstances within 12 months of a change in control, each executive would be entitled to the following: (i) continuation of such named executive officer’s base salary and health insurance benefits (including for eligible dependents), at active employee rates, for a period of 18 months following the date of termination, with respect to Mr. Enloe, and for a period of 12 months following the date of termination, with respect to Mr. Lake, (ii) a pro-rata annual bonus in respect of the fiscal year in which the effective date of termination occurs, to the extent such bonus is earned based on the applicable criteria, paid at the same time it would have otherwise been paid absent the named executive officer’s termination of employment, and (iii) outplacement services for a period of twelve months, up to $25,000. These are double-trigger amounts payable in connection with the Merger only if the named executive officer experiences a qualifying termination of employment.

Name	Base Salary ($)	Pro-Rata Bonus ($)*	Total ($)
J. David Enloe Jr.	937,500	130,137	1,067,637
Ryan D. Lake	455,000	59,212	514,212

*
Pro-rata bonus based upon an assumed closing date of April 5, 2024 and target performance.

(2)
Represents the value of accelerated vesting of SCTL Options and SCTL RSUs held by each of the named executive officers as of March 1, 2024. These are single-trigger amounts occurring automatically on the closing of the Merger if the named executive officer remains employed until the Merger completion date.

Name	In-of-the-Money SCTL Options ($)	SCTL RSUs ($)	Total ($)
J. David Enloe Jr.	—	2,051,771	2,051,771
Ryan D. Lake	—	1,154,216	1,154,216

(3)
Represents (i) up to $25,000 for reimbursement for outplacement services and (ii) benefits continuation of $54,000 for Mr. Enloe and $36,000 for Mr. Lake. These are double-trigger amounts payable in connection with the Merger only if the named executive officer experiences a qualifying termination of employment.

Employee Arrangements Following the Merger
Pursuant to the Merger Agreement, the period beginning at the Effective Time and ending on December 31, 2024, Parent will provide, or cause to be provided, to each employee of SCTL who is employed by SCTL as of immediately prior to the Effective Time and who continues to be employed by Parent or the Surviving Corporation (or any Affiliate thereof) following the Effective Time (each, a “Continuing Employee”), in the discretion of Parent, (i) total target cash compensation (defined as base salary (or base wages, as the case may be), plus target short-term cash incentive compensation opportunities) that is either (A) no less favorable than the total target cash compensation that is provided to such Continuing Employee immediately prior to the execution of this Agreement or (B) substantially comparable to the total target cash compensation provided to similarly situated employees of Parent or its subsidiaries as determined in Parent’s discretion and (ii) employee benefits (excluding change in control, transaction, retention, equity and equity-based or other long-term incentives, pension plans, retiree health and welfare, deferred compensation and severance arrangements (the “Specified Benefits”)) that are substantially comparable in the aggregate to the benefits (excluding the Specified Benefits) that are (X) provided to such Continuing Employee immediately prior to the execution of the Merger Agreement, (Y) provided to similarly situated employees of Parent or its subsidiaries as determined in Parent’s discretion or (Z) a combination of (X) and (Y).
From and after the Effective Time, Parent and the Surviving Corporation will use commercially reasonable efforts to provide each Continuing Employee, subject to applicable law and applicable tax qualification requirements, full credit (for purposes of eligibility to participate, vesting, benefit accruals, and vacation entitlement) for service with the acquired companies of Parent or the Surviving Corporation, as applicable, in which such employees become participants on or after the Effective Time (each, a “Parent Plan”), to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar benefit in which such Continuing Employee participated or was eligible to participate in immediately prior to the Effective Time; in each case, to the extent permitted under the terms of the applicable Parent Plans and applicable law.
To the extent relevant under any health or welfare benefit plan of Parent or the Surviving Corporation, Parent will use commercially reasonable efforts to waive all limitations and exclusions as to pre-existing conditions, and all waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such limitations, exclusions and waiting periods would not (or, as applicable, did not) apply under a similar employee benefit plan in which such employees participated prior to the Effective Time. In addition, Parent will use commercially reasonable efforts to cause any eligible expense incurred by a Continuing Employee and his or her covered dependents during the portion of the plan year immediately before the Effective Time to be taken into account for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents under any health and welfare benefit plan of Parent or the Surviving Corporation, as if such amounts had been paid in accordance with the applicable health and welfare benefit plan of Parent or the Surviving Corporation.
Anti-Takeover Statutes
Pennsylvania
Subchapter F of Chapter 25 of the PBCL prohibits a registered corporation from engaging in any “business combination” (defined to include a merger and certain other transactions) with any “interested shareholder” (generally, a person that is (1) the beneficial owner, directly or indirectly, of shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors or (2) an affiliate or associate of the corporation and at any time within the five-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of shares entitling that person to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors) other than, among other things, a business combination approved by the board of directors of the corporation prior to the interested shareholder’s share acquisition date (i.e., the date on which the interested shareholder reached the requisite 20% beneficial ownership threshold described above), or where the purchase of shares made by the interested shareholder on the interested shareholder’s share acquisition date had been approved by the board of directors of the corporation prior to the shareholder’s share acquisition date. The SCTL Board has approved Purchaser’s acquisition of shares pursuant to the Offer and the Merger and therefore Subchapter F of Chapter 25 of the PBCL does not apply to the Offer and the Merger.
Pennsylvania Takeover Disclosure Law
The Pennsylvania Takeover Disclosure Law (the “Takeover Law”) provides that it is unlawful for any person (except for certain persons described in the Takeover Law) to make a takeover offer (as defined in the Takeover Law) involving a target company or to acquire any equity securities of the target company pursuant to the offer, unless at least 20 days prior thereto, the person making the offer (1) files with the Pennsylvania Securities Commission a registration statement containing certain information prescribed by the Takeover Law, (2) sends a copy of the registration statement by certified mail to the target company at its principal office and (3) publicly discloses the offering price of the proposed offer and the fact that a registration statement has been filed with the Pennsylvania Securities Commission, unless the securities or the offer are exempt from such requirements. An offer as to which the target company, acting through its board of directors, recommends acceptance to its shareholders, if at the time such recommendation is first communicated to the shareholders, the offeror has filed a notice with the Pennsylvania Securities Commission containing certain information described in the Takeover Law, is exempt from such registration and related requirements. The SCTL Board approved the Offer and purchase of tendered Shares by Purchaser in accordance with the Merger Agreement, and Purchaser has filed a notice with the Pennsylvania Securities Commission as required by the Takeover Law. Consequently, the provisions of the Takeover Law requiring the filing of a registration statement with the commission do not apply to the Offer or the Merger.
Neither Parent nor Purchaser, nor any of its “affiliates” or “associates” is, or has been within the past three (3) years an “interested shareholder” of SCTL as defined in Section 2553 of the PBCL. In addition, in accordance with the provisions of Section 2553, the SCTL Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, as described in “Item 4. The Solicitation or Recommendation” above and, therefore, the restrictions of Subchapter F of Chapter 25 of the PBCL are inapplicable to the Offer, the Merger and the Transactions.
Appraisal Rights
Dissenters’ rights are statutory rights that enable shareholders who object to extraordinary transactions, such as mergers, to demand that the corporation pay such shareholders the fair value of their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. The term “fair value” in this instance means the value of a Share immediately before the consummation of the Merger, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the Merger. Dissenters’ rights are not available in all circumstances and exceptions to those rights are set forth in the PBCL. Shareholders should realize that the amount determined to be the fair value in any appraisal proceeding may be higher or lower than the amount to be paid pursuant to the Offer or in the Merger.
Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders and beneficial owners of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or, if tendered, have validly and subsequently withdrawn such Shares) and who have not otherwise waived appraisal rights and otherwise comply with the applicable procedures under Subchapter D of Chapter 15 of the PBCL, will be entitled to appraisal rights in accordance with Subchapter D of Chapter 15 of the PBCL. Tendering your Shares in the Offer (and not validly withdrawing such Shares prior to the Offer Acceptance Time) constitutes a waiver of dissenters’ rights of appraisal. Holders of the Shares should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to “fair value” under Subchapter D of Chapter 15 of the PBCL. Moreover, Parent could argue in a valuation proceeding that, for purposes of such a proceeding, the fair value of Shares held by holders dissenting under Subchapter D of Chapter 15 of the PBCL is less than the price paid in the Offer.
Set forth below is a summary of the terms of Subchapter D of Chapter 15 of the PBCL. However, this summary does not purport to be a complete statement of, and is qualified in its entirety by reference to Subchapter D of Chapter 15 of the PBCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Subchapter D of Chapter 15 of the PBCL may result in termination or waiver of dissenters’ rights under Subchapter D of Chapter 15 of the PBCL.
Any SCTL shareholder considering exercising the shareholder’s right to dissent from the proposed action and receive the fair value of such holder’s shares should read both this summary and the full text of the law which is attached to this Scheduled 14D-9 as Annex II and may be accessed without subscription or cost at the following publicly available website under Chapter 15, Subchapter D: https://www.legis.state.pa.us/cfdocs/legis/LI/consCheck.cfm?txtType=HTM&ttl=15

Any person who desires to exercise his, her or its dissenters’ rights should review carefully Subchapter D of Chapter 15 of the PBCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that the SCTL shareholders or beneficial owners exercise dissenters’ rights under Subchapter D of Chapter 15 of the PBCL.
ANY HOLDER OR BENEFICIAL OWNER OF SHARES WHO WISHES TO DISSENT FROM THE PROPOSED ACTION AND RECEIVE THE FAIR VALUE OF SUCH HOLDER’S SHARES SHOULD REVIEW THE FOLLOWING DISCUSSION AND SUBCHAPTER D OF CHAPTER 15 OF THE PBCL CAREFULLY BECAUSE FAILURE TO TIMELY AND PROPERLY COMPLY WITH THE PROCEDURES SPECIFIED IN SUBCHAPTER D OF CHAPTER 15 OF THE PBCL OF THE PBCL MAY RESULT IN THE LOSS OF DISSENTERS RIGHTS UNDER THE PBCL.
Notice of Intention to Dissent
Any SCTL shareholder or beneficial owner who wishes to dissent and obtain payment of the fair value of his, her or its shares must do ALL of the following:
•
prior to the Offer Acceptance Time, deliver to SCTL at 1 E. Uwchlan Ave, Suite 112, Exton, PA 19341, Attention: Chief Financial Officer, a written notice of intention to demand payment of the fair value of his, her or its shares (if the Merger is completed);

•
make no change in the holder’s beneficial ownership of his, her or its shares from the date of the written notice through the day of the Merger; and

•
refrain from tendering his, her or its shares in the Offer.

Notice to Demand Payment
If the Minimum Condition is met and the Offer Acceptance Time occurs, SCTL will mail a notice to all dissenters who gave due notice of intention to demand payment of fair value and who did not tender their Shares for which they gave such notice in the Offer. The notice will:
•
state where and when the dissenting shareholder must deliver a written demand for payment and where certificates for stock should be deposited in order to obtain payment;

•
inform holders of uncertificated shares to what extent transfer of Shares will be restricted from the time that the demand for payment is received;

•
supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the Shares; and

•
include a copy of Subchapter D of Chapter 15 of the PBCL.

The time set for receipt of the demand for payment and deposit of stock certificates will be not less than 30 days from the delivery of the notice. Any dissenting SCTL shareholder who fails to timely demand payment, or fails to timely deposit certificates shall lose the right to receive payment of the fair value of his, her or its Shares. Any such shareholder who fails to follow the steps will lose his, her or its right to dissent and will, instead, receive the Merger Consideration.
Promptly after the Merger, or upon timely receipt of demand for payment if the Merger has already been effectuated, the Surviving Corporation will send dissenters, who have timely filed the demand for payment and deposited their stock certificates (if certificated), the amount that the Surviving Corporation estimates to be the fair value of each Share (or give written notice that no remittance will be made). The remittance or notice will be accompanied by:
•
a closing balance sheet and statement of income of SCTL for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements;

•
a statement of SCTL’s or the Surviving Corporation’s estimate of the fair value of a Share; and

•
a notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of Subchapter D of Chapter 15 of the PBCL.

If a dissenting shareholder believes that the amount stated or remitted by SCTL or the Surviving Corporation is less than the fair value of a Share, the dissenter may send an estimate of the fair value of the stock to SCTL or the Surviving Corporation, which shall be deemed a demand for payment of the amount or the deficiency. If the dissenter does not file his, her or its own estimate within 30 days after SCTL or the Surviving Corporation mailed its remittance or notice, the dissenter will be entitled to no more than the amount stated in the notice or remitted by SCTL or the Surviving Corporation.
Valuation Proceedings
If any demands for payment remain unsettled within 60 days after the latest to occur of: (1) the consummation of the Merger, (2) the timely receipt of any demands for payment under Section 1575 of the PBCL, and (3) the timely receipt of any estimates by dissenters of the fair value under Section 1578 of the PBCL, then the Surviving Corporation may file an application for relief in court requesting that the court determine the fair value of the stock. All dissenters, wherever residing, whose demands have not been settled, will be made parties to the proceeding. In addition, a copy of the application will be delivered to each dissenter.
If the Surviving Corporation fails to file an application for relief with the court, then any dissenter who made a demand and who has not already settled his, her or its claim against the corporation may ask the court to determine the fair value of his, her or its shares, in the name of the corporation, at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation’s estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.
The costs and expenses of any valuation proceedings in court, including the reasonable compensation and expenses of any appraiser appointed by the court to recommend a decision on the issue of fair value, will be determined by the court and assessed against the Surviving Corporation except that any part of the costs and expenses may be apportioned and assessed by the court against all or any of the dissenters who are parties and whose action in demanding supplemental payment the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.
This summary of dissenters rights under the PBCL is not complete and is qualified in its entirety by reference to Subchapter D of Chapter 15 of the PBCL and the Offer. A copy of Subchapter D of Chapter 15 of the PBCL is attached to this Schedule 14D-9 as Annex II and is available online under Chapter 15, Subchapter D at the following publicly-available web address, which is maintained on behalf of the state of Pennsylvania and is free to use without subscription or cost: https://www.legis.state.pa.us/cfdocs/legis/LI/consCheck.cfm?txtType=HTM&ttl=15
FAILURE TO FOLLOW THE STEPS REQUIRED BY SUBCHAPTER D OF CHAPTER 15 OF THE PBCL FOR PERFECTING DISSENTERS RIGHTS MAY RESULT IN THE LOSS OF DISSENTERS RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE MERGER CONSIDERATION, SUBJECT TO ANY APPLICABLE WITHHOLDING TAXES AND WITHOUT INTEREST, FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SUBCHAPTER D OF CHAPTER 15 OF THE PBCL, IF YOU ARE A HOLDER OR BENEFICIAL OWNER OF SHARES AND ARE CONSIDERING EXERCISING YOUR DISSENTERS RIGHTS UNDER THE PBCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.
Shareholder Approval Not Required
If the Offer is consummated, SCTL does not anticipate seeking the approval of SCTL’s remaining shareholders before effecting the Merger. Section 321(f) of the PBCL provides that following consummation of a successful tender offer for a corporation, and subject to certain statutory provisions, if the acquiring corporation holds at least the minimum number of votes entitled to vote as a separate class of the target corporation that would otherwise be required to approve a merger for the target corporation, and (i) the other shareholders receive the same consideration for their stock in the merger as was payable in the tender offer, (ii) the target corporation’s board has not rescinded its recommendation at the time the offer closes, (iii) the offer discloses that the plan of merger or interest exchange provides that the merger or interest exchange will be effected as soon as practicable following the satisfaction of the closing conditions and (iv) the acquiring corporations purchases all shares properly tendered in response to the offer and not properly withdrawn, the acquiror can effect a merger without the vote of the shareholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of SCTL’s shareholders, in accordance with Section 321(f) of the PBCL.
Legal Proceedings
Lawsuits arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.
Regulatory Approvals
Antitrust in the United States
The Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (the “FTC”) may review the legality under the antitrust laws of the acquisition of Shares in the Offer at any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, either the Antitrust Division or the FTC could take such action under the antitrust laws of the United States of America as it deems necessary to protect competition in the public interest, including seeking to enjoin the acquisition of Shares in the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent or of its subsidiaries or affiliates or requiring other conduct relief. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws of the United States of America seeking similar relief or seeking conditions to the consummation of the Offer. While SCTL believes that the consummation of the Offer will not result in a violation of any applicable antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result will be. If any such action is commenced by the FTC, the Antitrust Division or any state or any other person, Parent may not be permitted or obligated to consummate the Offer or the Merger.
Annual and Quarterly Reports.
For additional information regarding the business and financial results of SCTL, please see SCTL’s Annual Report on Form 10-K for the year ended December 31, 2022, as amended, and its Quarterly Reports on Form 10-Q for the quarters ending March 31, 2023 and June 30, 2023 and September 30, 2023.
Cautionary Note Regarding Forward-Looking Statements
This Schedule 14D-9 and the materials incorporated by reference herein contain “forward-looking statements”. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of SCTL and members of our senior management team. Words such as “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Examples of such forward-looking statements include, without limitation, statements regarding SCTL’s beliefs and expectations and statements about the proposed Transactions, including the timing of and closing conditions to the Transactions; the potential effects of the Transactions on SCTL; statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures; statements regarding future actions and outcome of contingencies such as legal proceedings; and statements regarding the assumptions underlying or relating to such statements.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. SCTL shareholders are cautioned that any forward-looking statements are not guarantees of future performance and may involve significant risks and uncertainties, and that actual results may vary materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks detailed in our filings with the SEC, including in our most recent filings on Forms 10-K and 10-Q, factors and matters described or incorporated by reference in this Schedule 14D-9, and the following non-exhaustive factors: uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of SCTL’s shareholders will tender their Shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transactions (or only grant approval subject to adverse conditions or limitations); the possibility that the Transactions may not be completed in the time frame expected by SCTL, or at all; the effects of the Transactions on relationships with employees, other business partners or governmental entities; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Transactions; significant or unexpected costs, charges or expenses resulting from the Transactions; negative effects of this announcement or the consummation of the Transactions on SCTL’s common stock and SCTL’s operating results; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs; actual or contingent liabilities; risk of litigation and/or regulatory actions related to the Transactions; and other risks and uncertainties detailed from time to time in SCTL’s periodic reports filed with the SEC, this Schedule 14D-9, and the Schedule TO and related tender offer documents filed by Parent and Purchaser.
Any forward-looking statements speak only as of the date of this communication and are made based on the current beliefs and judgments of SCTL’s management, and the reader is cautioned not to rely on any forward-looking statements made by SCTL. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Unless required by law, SCTL is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this communication, whether as a result of new information, future events or otherwise.
ITEM 9.   EXHIBITS
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 11, 2024 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Summary Advertisement, published March 11, 2024 in the New York Times (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(5)(A)*	Opinion of Raymond James & Associates, Inc., dated February 25, 2024 (included as Annex I to this Schedule 14D-9).
(a)(5)(B)	Press Release issued by Societal CDMO, Inc. dated February 28, 2024 (incorporated herein by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Societal CDMO, Inc. with the SEC on February 28, 2024).
(e)(1)	Agreement and Plan of Merger, dated as of February 28, 2024, by and among CoreRx, Inc., Cane Merger Sub, Inc. and Societal CDMO, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC on February 28, 2024).

Exhibit No.	Description
(e)(2)	Form of Tender and Support Agreement, dated as of February 28, 2024, by and among CoreRx, Inc., Cane Merger Sub, Inc. and Societal CDMO, Inc. and each Supporting Shareholder (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed with the SEC on February 28, 2024).
(e)(3)	Mutual Non-Disclosure and Confidentiality Agreement, dated as of October 27, 2023, as amended, by and between QHP Capital, L.P. and Societal CDMO, Inc. (incorporated herein by reference to Exhibit (d)(3) to the Schedule TO).
(e)(4)	Employment Agreement, dated as of December 15, 2020, by and between Recro Pharma, Inc. and J. David Enloe, Jr. incorporated herein by reference to Exhibit 10.1 to SCTL’s Current Report on Form 8-K filed with the SEC on December 21, 2020.
(e)(5)	Employment Agreement, dated as of December 15, 2020, by and between Recro Pharma, Inc. and Ryan Lake incorporated herein by reference to Exhibit 10.2 to SCTL’s Current Report on Form 8-K filed with the SEC on December 21, 2020.
(e)(6)	Recro Pharma, Inc. 2018 Amended and Restated Equity Incentive Plan incorporated herein by reference to Exhibit 10.2 to SCTL’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2018.
(e)(7)	Form of Non-Qualified Stock Option Inducement Award Agreement incorporated herein by reference to Exhibit 10.1 to SCTL’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2021.
(e)(8)	Form of Inducement Award Agreement for Restricted Stock Units incorporated herein by reference to Exhibit 10.2 to SCTL’s Quarterly Report on Form 10-Q filed with the SEC on August 9, 2021.
(e)(9)	Form of Non-Qualified Stock Option Award Agreement incorporated herein by reference to Exhibit 10.26 to SCTL’s Annual Report on Form 10-K filed with the SEC on February 26, 2021.
(e)(10)	Form of Award Agreement for Restricted Stock Units incorporated herein by reference to Exhibit 10.27 to SCTL’s Annual Report on Form 10-K filed with the SEC on February 26, 2021.
(e)(11)	Form of Award Agreement for Restricted Stock Units (performance-based) incorporated herein by reference to Exhibit 10.28 to SCTL’s Annual Report on Form 10-K filed with the SEC on February 26, 2021.

*
Filed herewith.

Annex I
Raymond James & Associates, Inc.

Annex II
Dissenters Rights — Subchapter D of Chapter 15 of the PBCL

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 11, 2024
Societal CDMO, Inc.
By:
/s/ J. David Enloe, Jr.

Name:   J. David Enloe, Jr.
Title:
  Chief Executive Officer

Annex I
February 25, 2024
Board of Directors
Societal CDMO, Inc.
1 E. Uwchlan Ave., Suite 112
Exton, PA 19341
Members of the Board of Directors:
We understand that CoreRx, Inc. (“Parent”), a portfolio company of QHP (as defined below), Cane Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), and Societal CDMO, Inc. (the “Company”), propose to enter into the Agreement (defined below) pursuant to which, among other things, (a) Merger Sub will commence a tender offer to acquire all of the outstanding shares of common stock, par value $0.01 per share (“Company Common Stock” and, such tender offer, the “Offer”), of the Company at a purchase price of $1.10 per share in cash (the “Consideration”), subject to applicable withholding taxes, if any, and without interest, and (b) subsequent to the consummation of the Offer, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Offer, the “Transaction”) with the Company continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Parent and that, in connection with the Merger, each share of Company Common Stock (other than Excluded Shares and Dissenting Shares) outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be converted into the right to receive the Consideration. “Excluded Shares” shall be defined as shares of Company Common Stock held by the Company (including shares held in the Company’s treasury), Parent, Merger Sub, any other direct or indirect wholly owned subsidiary of Parent or any of their respective affiliates; and “Dissenting Shares” shall be defined as shares of Company Common Stock outstanding immediately prior to the Effective Time, and held by holders who are entitled to demand appraisal rights and have properly exercised and perfected their respective demands for appraisal of such shares and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment.
The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Consideration to be received by the holders of the Company Common Stock (other than the holders of Excluded Shares or Dissenting Shares) in the Transaction pursuant to the Agreement is fair from a financial point of view to such holders.
In connection with our review of the proposed Transaction and the preparation of this Opinion, we have, among other things:
1.
reviewed the financial terms and conditions as stated in the draft dated February 25, 2024 of the Agreement and Plan of Merger by and among the Company, Parent and Merger Sub (the “Agreement”);

2.
reviewed certain information related to the historical, current and future operation, condition and prospects of the Company, as made available to Raymond James by or on behalf of the Company, including, but not limited to, financial projections prepared by the management of the Company (the “Projections”);

3.
reviewed the Company’s audited financial statements for fiscal years ended December 31, 2020, December 31, 2021 and December 31, 2022 and unaudited financial statements for the twelve month period ended December 31, 2023;

4.
reviewed the Company’s recent public filings and certain other publicly available information regarding the Company;

5.
reviewed the financial and operating performance of the Company and those of other public companies that we deemed to be relevant;

6.
considered certain publicly available financial terms of certain transactions we deemed to be relevant;

7.
reviewed the current and historical market prices and trading volume for the Company Common Stock, and the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

8.
conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate;

9.
received a certificate addressed to Raymond James from a member of senior management of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company; and

10.
discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry including, but not limited to, the past and current business operations of the Company and the financial condition and future prospects and operations of the Company.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. At the direction of the Company, we have assumed and relied upon, without independent verification, that there are approximately 117,268,500 shares of Company Common Stock issued and outstanding on a fully-diluted basis, We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to the Projections or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion.
Our Opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of February 23, 2024 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.

We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction or the availability or advisability of any alternatives to the Transaction. We provided advice to the Company with respect to the proposed Transaction. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Transaction. Our Opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by the holders of the Company Common Stock other than holders of Excluded Shares or Dissenting Shares.
We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board to approve or consummate the Transaction. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting, regulatory or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Board, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting, regulatory and tax matters with respect to the Company and the Transaction.
In formulating our Opinion, we have considered only the Consideration to be received by the holders of Company Common Stock as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or class of such persons, whether relative to the Consideration to be received by the holders of Company Common Stock or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Transaction to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the fairness of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transaction amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company or Parent or the ability of the Company or Parent to pay their respective obligations when they come due.
The delivery of this Opinion was approved by an opinion committee of Raymond James.
Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Transaction (the “Transaction Fee”). Raymond James will also receive a fee upon the delivery of this Opinion (75% of which is creditable against a Transaction Fee), which is not contingent upon the successful completion of the Transaction or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.
In the ordinary course of our business, Raymond James may trade in the securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James has not provided any investment banking, financial advisory or financing services to the Company, QHP Capital L.P. (collectively with its affiliates, affiliated funds and/or portfolio companies, “QHP”) or Parent in the previous two years for which it has been paid a fee. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company, QHP and/or Parent or other participants in the Transaction in the future, for which Raymond James may receive compensation.
It is understood that this letter is for the information of the Board (in its capacity as such) in evaluating the proposed Transaction and does not constitute a recommendation to the Board or any shareholder of the Company or Parent regarding how such person should act or vote or make any election with respect to the proposed Transaction, whether to tender shares in connection with the Transaction, whether to enter into a tender and support agreement or any other matter. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be disclosed, reproduced, quoted, summarized, referred to at any time, in any manner, or used for any other purpose, nor shall any references to Raymond James or any of its affiliates be made, without our prior written consent, except that this Opinion may be disclosed in and filed with a Schedule 14D-9 used in connection with the Transaction that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such proxy statement.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Common Stock (other than the holders of Excluded Shares or Dissenting Shares) in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.
Very truly yours,
/s/ Raymond James & Associates, Inc.
RAYMOND JAMES & ASSOCIATES, INC.

Annex II
PENNSYLVANIA BUSINESS CORPORATION LAW OF 1988
SUBCHAPTER D
DISSENTERS RIGHTS
§ 1571. Application and effect of subchapter.
(a)   General rule. — Except as otherwise provided in subsection (b), any shareholder (as defined in section 1572 (relating to definitions)) of a business corporation shall have the rights and remedies provided in this subchapter in connection with a transaction under this title only where this title expressly provides that a shareholder shall have the rights and remedies provided in this subchapter.
(b)   Exceptions. —
(1)   Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares shall not have the right to dissent and obtain payment of the fair value of the shares under this subchapter if, on the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 333, 343, 353, 363 or 1932(c) is to be voted on or on the date of the first public announcement that such a plan has been approved by the shareholders by consent without a meeting, the shares of the class or series are either:
(i)   listed on a national securities exchange registered under section 6 of the Exchange Act; or
(ii)   held beneficially or of record by more than 2,000 persons.
(2)   Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:
(i)   (Repealed).
(ii)   Shares of any preferred or special class or series unless the articles, the plan or the terms of the transaction entitle all shareholders of the class or series to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class or series.
(iii)   Shares entitled to dissenters rights under section 329(d) or 1906(c) (relating to dissenters rights upon special treatment).
(3)   The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.
(c)   Grant of optional dissenters rights. — The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholders to dissenters rights. See section 317 (relating to contractual dissenters rights in entity transactions).
(d)   Notice of dissenters rights. — Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

(1)   a statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and
(2)   a copy of this subchapter.
(e)   Other statutes. — The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.
(f)   Certain provisions of articles ineffective. — This subchapter may not be relaxed by any provision of the articles, except that the articles may limit or eliminate dissenters rights for a class or series of shares entitled to a preference. If a limitation or elimination is added by amendment, the limitation or elimination shall not apply to shares that are outstanding on the effective date of the amendment or that are issuable pursuant to a conversion, exchange or other right exercisable on the effective date of the amendment.
(g)   Computation of beneficial ownership. — For purposes of subsection (b)(1)(ii), shares that are held beneficially as joint tenants, tenants by the entireties, tenants in common or in trust by two or more persons, as fiduciaries or otherwise, shall be deemed to be held beneficially by one person.
§ 1572. Definitions.
The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:
“Corporation.”   The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which one or more of the resulting corporations is the successor corporation for the purposes of this subchapter. The designated successor corporation or corporations in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.
“Dissenter.”   A shareholder who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.
“Fair value.”   The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.
“Interest.”   Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors, including the average rate currently paid by the corporation on its principal bank loans.
“Shareholder.”   A shareholder as defined in section 1103 (relating to definitions) or an ultimate beneficial owner of shares, including, without limitation, a holder of depository receipts, where the beneficial interest owned includes an interest in the assets of the corporation upon dissolution.
§ 1573. Record and beneficial holders and owners.
(a)   Record holders of shares. — A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.
(b)   Beneficial owners of shares. — A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.
§ 1574. Notice of intention to dissent.
If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.
§ 1575. Notice to demand payment.
(a)   General rule. — If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall deliver a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is approved by the shareholders by less than unanimous consent without a meeting or is taken without the need for approval by the shareholders, the corporation shall deliver to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:
(1)   State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.
(2)   Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.
(3)   Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.
(4)   Be accompanied by a copy of this subchapter.
(b)   Time for receipt of demand for payment. — The time set for receipt of the demand and deposit of certificated shares shall be not less than 30 days from the delivery of the notice.
§ 1576. Failure to comply with notice to demand payment, etc.
(a)   Effect of failure of shareholder to act. — A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.
(b)   Restriction on uncertificated shares. — If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).
(c)   Rights retained by shareholder. — The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.
§ 1577. Release of restrictions or payment for shares.
(a)   Failure to effectuate corporate action. — Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.
(b)   Renewal of notice to demand payment. — When uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.
(c)   Payment of fair value of shares. — Promptly after effectuation of the proposed corporate action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:
(1)   The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.
(2)   A statement of the corporation’s estimate of the fair value of the shares.
(3)   A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.
(d)   Failure to make payment. — If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenter had after making demand for payment of their fair value.
§ 1578. Estimate by dissenter of fair value of shares.
(a)   General rule. — If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter’s shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.
(b)   Effect of failure to file estimate. — Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.
§ 1579. Valuation proceedings generally.
(a)   General rule. — Within 60 days after the latest of:
(1)   effectuation of the proposed corporate action;
(2)   timely receipt of any demands for payment under section 1575 (relating to notice to demand payment); or
(3)   timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

if any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.
(b)   Mandatory joinder of dissenters. — All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).
(c)   Jurisdiction of the court. — The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.
(d)   Measure of recovery. — Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.
(e)   Effect of corporation’s failure to file application. — If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation’s estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.
§ 1580. Costs and expenses of valuation proceedings.
(a)   General rule. — The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, arbitrary, vexatious or in bad faith.
(b)   Assessment of counsel fees and expert fees where lack of good faith appears. — Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.
(c)   Award of fees for benefits to other dissenters. — If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited.